UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 11, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **AngloGold Ashanti Results for the quarter and six months ended 30 June 2014**



Report

for the quarter and six months ended 30 June 2014

- ❖ AngloGold Ashanti posts fatality free quarter and record safety performance on all key metrics; Longest period with no fatality
- ❖ Production of 1.098Moz ahead of guidance; Up 17% year-on-year and 4% on prior quarter
- ❖ Total cash costs $836/oz, at lower end of market guidance; 7% lower year-on-year
- ❖ All-in sustaining costs $1,060/oz, a decrease of 19% year-on-year on overhead and direct cost improvements
- ❖ Net Debt reduced further; Net debt to adjusted EBITDA improves to 1.73 times on continued cash flow generation
- ❖ Revolving Credit Facilities refinanced with five-year maturities with more favourable covenants
- ❖ Normalised Adjusted Headline Earnings $76m on strong production, despite lower gold price, inflation and winter power tariffs
- ❖ Newly agreed natural gas pipeline for Australian operations expected to reduce costs
- ❖ Full-year production outlook remains intact

		Quarter ended Jun 2014	Quarter ended Mar 2014	Quarter ended Jun 2013	Six months ended Jun 2014	Six months ended Jun 2013
		US dollar / Imperial				
Operating review						
Gold						
Produced	- oz (000)	**1,098**	1,055	935	2,152	1,834
Sold	- oz (000)	**1,088**	1,097	912	2,185	1,840
Price received [1]	- $/oz	**1,289**	1,290	1,421	1,289	1,529
All-in sustaining cost [2]	- $/oz	**1,060**	993	1,302	1,027	1,288
All-in cost [2]	- $/oz	**1,192**	1,114	1,679	1,153	1,650
Total cash costs [3]	- $/oz	**836**	770	898	804	896
Financial review						
Gold income	- $m	**1,321**	1,324	1,242	2,644	2,705
Cost of sales	- $m	**(1,064)**	(1,012)	(1,012)	(2,076)	(2,040)
Total cash costs [3]	- $m	**874**	778	824	1,651	1,621
Production costs [4]	- $m	**894**	806	840	1,700	1,653
Adjusted gross profit [5]	- $m	**257**	312	231	568	665
Gross profit	- $m	**252**	296	330	547	765
(Loss) profit attributable to equity shareholders	- $m	**(80)**	39	(2,165)	(41)	(1,926)
	- cents/share	**(20)**	10	(559)	(10)	(497)
Headline (loss) earnings	- $m	**(89)**	38	112	(51)	372
	- cents/share	**(22)**	9	29	(13)	96
Adjusted headline (loss) earnings [6]	- $m	**(4)**	119	(135)	115	(23)
	- cents/share	**(1)**	29	(35)	28	(6)
Net cash flow from operating activities	- $m	**336**	350	140	687	496
Capital expenditure	- $m	**311**	274	556	585	1,069

Notes:
1. *Refer to note C "Non-GAAP disclosure" for the definition.*
2. *Refer to note D "Non-GAAP disclosure" for the definition.*
3. *Refer to note E "Non-GAAP disclosure" for the definition.*
4. *Refer to note 3 of notes for the quarter and six months ended 30 June 2014.*
5. *Refer to note B "Non-GAAP disclosure" for the definition.*
6. *Refer to note A "Non-GAAP disclosure" for the definition.*

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2013, which was filed with the United States Securities and Exchange Commission ("SEC") on 14 April 2014. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.



Quarter 2 2014



Operations **at a glance**
for the quarter ended 30 June 2014

	Production			All-in sustaining costs[1]			Total cash costs [2]			Adjusted gross profit (loss) [3]		
	oz (000)	Year-on-year % Variance [4]	Qtr on Qtr % Variance [5]	$/oz	Year-on-year % Variance [4]	Qtr on Qtr % Variance [5]	$/oz	Year-on-year % Variance [4]	Qtr on Qtr % Variance [5]	$m	Year-on-year $m Variance [4]	Qtr on Qtr $m Variance [5]
SOUTH AFRICA	**319**	4	10	**1,064**	(12)	9	863	(3)	8	**58**	(23)	(2)
Vaal River Operations	**120**	9	18	**1,042**	(24)	2	875	(9)	3	**21**	7	12
Great Noligwa	22	5	29	1,206	1	1	1,060	7	(6)	2	(4)	1
Kopanang	40	(15)	38	1,193	(3)	(10)	1,021	17	(5)	(1)	(14)	14
Moab Khotsong	59	40	7	880	(46)	10	707	(32)	9	20	25	(3)
West Wits Operations	**144**	6	13	**1,007**	(13)	9	794	(4)	8	**35**	(3)	1
Mponeng	88	10	16	927	(16)	-	714	(7)	1	30	3	5
TauTona	56	(1)	8	1,135	(9)	24	923	-	19	5	(6)	(4)
Total Surface Operations	**55**	(11)	(8)	**1,258**	25	26	1,016	13	22	**2**	(26)	(14)
First Uranium SA	23	(15)	(4)	1,588	43	28	1,046	17	26	(6)	(16)	(7)
Surface Operations	32	(9)	(11)	1,030	11	23	995	9	19	8	(10)	(7)
INTERNATIONAL OPERATIONS	**779**	24	2	**1,033**	(19)	6	823	(9)	8	**204**	34	(66)
CONTINENTAL AFRICA	**395**	15	6	**998**	(17)	(4)	846	(4)	5	**113**	13	(6)
DRC												
Kibali - Attr. 45% [6]	41	-	(20)	738	-	29	717	-	33	4	4	(21)
Ghana												
Iduapriem	47	(8)	4	998	(10)	11	911	-	27	10	(7)	(10)
Obuasi	64	10	21	1,420	(40)	(7)	1,175	(25)	(5)	3	35	6
Guinea												
Siguiri - Attr. 85%	80	29	14	916	(9)	(5)	777	(9)	(3)	34	6	9
Mali												
Morila - Attr. 40% [6]	10	(41)	-	1,173	37	(27)	1,137	56	3	(1)	(12)	(2)
Sadiola - Attr. 41% [6]	23	-	21	1,078	-	(23)	957	(5)	(24)	1	(9)	7
Yatela - Attr. 40% [6]	2	(67)	(50)	2,836	84	38	1,931	33	7	(4)	(3)	(1)
Namibia												
Navachab	17	31	6	651	(39)	(17)	733	(25)	(5)	9	4	-
Tanzania												
Geita	110	(3)	4	878	15	(16)	667	30	6	52	(16)	5
Non-controlling interests, exploration and other										5	11	1
AUSTRALASIA	**155**	210	-	**1,048**	(57)	13	850	(54)	9	**22**	52	(37)
Australia												
Sunrise Dam	62	24	(13)	1,527	(21)	39	1,308	(24)	23	(16)	8	(32)
Tropicana - Attr. 70%	93	-	11	689	-	(1)	498	-	1	44	44	(4)
Exploration and other										(6)	-	(1)
AMERICAS	**229**	(3)	(3)	**1,077**	(4)	23	765	4	15	**68**	(32)	(24)
Argentina												
Cerro Vanguardia - Attr. 92.50%	62	-	7	935	(8)	17	682	11	6	23	(12)	(5)
Brazil												
AngloGold Ashanti Mineração	88	16	(6)	1,043	(25)	30	717	(16)	16	31	17	(7)
Serra Grande	30	(19)	(6)	1,212	22	18	879	30	10	1	(16)	(5)
United States of America												
Cripple Creek & Victor	49	(18)	(6)	1,221	38	20	899	24	29	11	(21)	(7)
Non-controlling interests, exploration and other										2	-	-
OTHER										(4)	(4)	(3)
Sub-total	**1,098**	17	4	**1,060**	(19)	7	836	(7)	9	**257**	7	(72)
Equity accounted investments included above										-	20	17
AngloGold Ashanti										**257**	27	(55)

[1] Refer to note D under "Non-GAAP disclosure" for definition
[2] Refer to note E under "Non-GAAP disclosure" for definition
[3] Refer to note B under "Non-GAAP disclosure" for definition
[4] Variance June 2014 quarter on June 2013 quarter - increase (decrease).
[5] Variance June 2014 quarter on March 2014 quarter - increase (decrease).
[6] Equity accounted joint ventures.

Rounding of figures may result in computational discrepancies.

Financial and Operating Report

OVERVIEW FOR THE QUARTER

AngloGold Ashanti continued to make progress in the second quarter on its five key business objectives, namely: improving safety and sustainability; enhancing financial flexibility; optimising overhead and operating costs and capital expenditure; improving the quality of its portfolio; and maintaining long-term optionality in the business.

Strong performance across each of these objectives supported the key strategic objective of sustainably improving cash flow and returns. Despite a 9% lower gold price in the three months to June 30, compared with the same period a year earlier, strong business improvements were made on all key metrics. Gold production rose 17% year-on-year to 1,098,000oz, which was ahead of guidance. Total cash costs declined by 7% from a year earlier to $836/oz, despite ongoing inflationary pressure in all operating jurisdictions. This was at the lower end of the guidance range. The operating result was assisted by a positive production performance from the South Africa Region in particular, as well as first-time second-quarter contributions from the new Tropicana and Kibali mines. All elements of the business have maintained a sharp focus on cost controls to help drive further productivity gains.

Expenditure on corporate and marketing costs and exploration and evaluation costs decreased by 65% and 58%, respectively year-on-year, helping drive all-in-sustaining costs down by 19% to $1,060/oz. These fundamental improvements together helped drive a 140% improvement in cash flow from operating activities. On the back of these strong cash flows and ongoing cost containment, net debt declined further, from $3.105bn, to $2.994bn. The key ratio of net debt to adjusted EBITDA declined to 1.73 times. AngloGold Ashanti agreed two new, five-year revolving credit facilities with its syndicate of banks -- $1bn and A$500m – replacing existing facilities. The new RCFs extend maturities and carry more favourable financial covenant ratios of 3.5 times Total Net Financial Indebtedness : EBITDA (as defined in the RCF's), further improving financial flexibility.

This slate of operating and financial achievements was all made against the backdrop of a record safety performance. The company recorded no fatalities for the quarter, for the third time in its history and the first time since 2010. Several operations passed key milestones and records were set on key safety metrics.

"*We're on track to meet our targeted savings in operating and overhead costs – all while delivering production growth and a record safety result,*" Srinivasan Venkatakrishnan, Chief Executive Officer of AngloGold Ashanti, said. "*We're making hard decisions as we focus on free cash flow and returns for shareholders through active portfolio management, discipline, and strong leadership.*"

Summary table comparing 2014 performance to date with the same periods last year:

	Q2 2013	Q2 2014	Improved Q14 vs Q13	H1 2013	H1 2014	Improved H1 14 vs H1 13
Gold price received ($/oz)	1,421	1,289	(9%)	1,529	1,289	(16%)
Gold Production (koz)	935	1,098	17%	1,834	2,152	17%
Total cash costs ($/oz)	898	836	7%	896	804	10%
Corporate and marketing costs* ($m)	57	20	65%	123	45	63%
Exploration and evaluation costs ($m)	79	33	58%	158	62	61%
Capital expenditure ($m)	556	311	44%	1,069	585	45%
All-in sustaining costs**($/oz)	1,302	1,060	19%	1,288	1,027	20%
All-in costs**($/oz)	1,679	1,192	29%	1,650	1,153	30%
Cash inflow from operating activities ($m)	140	336	140%	496	687	39%
Adjusted EBITDA ($m)	288	382	33%	796	858	8%
Free cash flow ($m)	(488)	34	107%	(727)	56	108%

* *including administration and other expenses.*

** *World Gold Council Standard, excludes stockpiles written off.*

SAFETY

The second quarter passed without a fatality at any of the company's operations, the third time in AngloGold Ashanti that this achievement has been recorded, and this being the first time in almost four years. The fatality injury frequency rate across the business improved another 20% from the record figures posted at the end of 2013. The safety result reflects an exceptionally strong performance across all regions, with South Africa in particular – which posted strong year-on-year improvements across all key safety metrics -- making important strides toward our goal of zero harm. Eleven operating units ended the quarter without a single lost time injury and of those, eight have that same achievement for the year to date. And importantly, more than 2,200 fewer lost work days have been reported so far this year, relative to the same period in 2013, underscoring the fact that safety improvements are not only the right thing to pursue for an ethical standpoint, but are important from a business perspective, too.

Notwithstanding this, our focus on safety continues particularly where we have seen success on visible leadership, technology application, hazard management and ongoing focus on training, Major Hazard Management through identification and monitoring of critical controls and High Potential Incidents with a view of enhancing organisational learning and institutionalising change in order to further improve our safety record progress going forward.

"The gains made on safety are the most important indicators of progress for us." Venkat said. "But we recognise that complacency is the enemy, and we need to continue our intense focus on employing technology and improving our behaviours at every level, to gain more ground."

FINANCIAL AND CORPORATE REVIEW

The reported adjusted headline (AHE) loss of $4m included a number of once off events such as closure and termination costs, stockpile and consumable stores provisions and the initial retrenchments at Obuasi as detailed in the table below.

Second-quarter **normalised adjusted headline earnings** amounted to $76m, or 19 US cents per share, in the three months ended to 30 June 2014, compared with normalised adjusted headline earnings of $9m, or 2 US cents per share a year earlier, the second quarter of 2013. The previous quarter, normalised adjusted headline earnings were $119m, or 29 US cents per share.

Reconciliation of Q2 2014 and Q2 2013 published, to normalised Adjusted Headline Earnings:

	Q2 2014	Q2 2013
	$m	$m
AHE loss published	**(4)**	(135)
Stockpile and consumable inventory provisions	**11**	125
Amortisation adjustments	**3**	-
Operational and corporate redundancies (mainly Obuasi)	**27**	4
Operational closure and termination costs (mainly Yatela)	**27**	-
Indirect taxation and legal provisions	**4**	15
Income tax provisions	**6**	-
Other	**2**	-
AHE normalised	**76**	9
AHE normalised cents per share	**19**	2

The second quarter 2014 normalised adjusted headline earnings of $76m compared to adjusted headline earnings in the second quarter of 2013 of $9m, were affected mainly by the higher production sold ($152m) and weaker local currencies ($50m), lower corporate and marketing expenditure ($59m), partly offset by annual cost inflation ($69m) and the lower gold price ($97m).

Second quarter normalised AHE of $76m, compared to first quarter normalised AHE of $119m, was affected by higher operational cash cost items such as fuel, power, consumable stores and service charges, lower income from joint ventures and associates (mainly Kibali) and the impact of stronger local currencies which were partly offset by lower taxation charges. *Refer to the graph below*:



Q1 2014 Published to Q2 2014 Normalised Adjusted Headline Earnings ($m)
160
120
80
40
0
119
Q1 2014 AHE Published
(22)
Higher operational cash costs (1)
(12)
Stronger local currencies
(23)
Lower income from associates (mainly Kibali)
16
Lower withholding tax & favourable exchange
(2)
Other
76
Q2 2014 AHE Normalised

(1) Includes inventory movements

Operational performance for the second quarter was strong, with production better than market guidance. Total cash costs were at the lower end of the guidance range, despite ongoing inflationary pressure and stronger local currencies. Production was 1,098,000oz at an average total cash cost of $836/oz, compared to 1,055,000oz at $770/oz the previous quarter and 935,000oz at $898/oz in the second quarter of 2013. Guidance for the quarter was 1,020,000oz to 1,060,000oz at a total cash cost of $830/oz to 865/oz. Year-on-year costs benefited from higher output, weaker currencies and early indications that a range of cost saving initiatives continue to gain traction.

Production from all regions -- except for the Americas -- improved year-on-year, helped by the contribution from Kibali and Tropicana and a strong performance from the South Africa Region. South African operations achieved a 4% year-on-year increase in production to 319,000oz; Continental Africa improved 15% to 395,000oz; Australia was up 210% year-on-year to 155,000oz; the Americas declined 3% year-on-year to 229,000oz.

Gold income increased by $79m from $1,242m in the quarter ended 30 June 2013 to $1,321m in the corresponding period of 2014, representing a 6% increase year-on-year. The increase was mainly due to a 19%, or 176,000oz, increase in gold sold from 912,000oz for the quarter ended 30 June 2013 to 1,088,000oz for the same period in 2014. The increase was partially offset by the $132/oz, or 9% decrease in the gold price received from $1,421/oz for the quarter ended 30 June 2013 to $1,289/oz for the corresponding period in 2014.

Total cash costs dropped $62/oz compared to the previous year, from $898/oz to $836/oz, reflecting significant improvements from a combination of cost saving initiatives, currency weakness, removal of some marginal and loss-making production and higher output in some areas. All-in sustaining costs (AISC) excluding stockpile write offs were $1,060/oz, a 19% improvement year-on-year, and 7% higher than the previous quarter due to capital expenditure profiling. The year-on-year decline in AISC was due to the higher ounces sold, improved total cash costs, lower corporate and exploration costs as well as lower sustaining capital expenditure.

Weaker local currencies against the US dollar in the second quarter of 2014 compared to the same period in 2013 played a role in improved operating costs as the South African rand depreciated by 11%, the Australian dollar by 6%, the Brazilian real by 8% and the Argentina Peso by 54% over this period.

Production costs increased from $840m in the quarter ended 30 June 2013 to $894m in the quarter ended 30 June 2014, which represents a $54m, or 6% increase, due mainly to the first-time introduction of two new mines – Kibali and Tropicana. The higher operational costs, given the two new operations, include fuel and power costs and service costs, partly offset by a reduction in labour costs, contractor costs and consumable stores as well as the weakening of local currencies against the US dollar.

Fuel and Power costs increased from $155m in the quarter ended 30 June 2013 to $174m in the quarter ended 30 June 2014, which represents a $19m, or 12%, increase. The power cost increase was due to electricity tariff and annual inflationary increases, in addition to the costs incurred by the two new mines.

Cost of sales was $1,064m for the quarter ended 30 June 2014 compared to $1,012m for the corresponding period in 2013, again due largely to the first-time second-quarter contribution of two new mines, Tropicana and Kibali. Included in cost of sales is amortisation of tangible and intangible assets and movements in unsold gold inventory, which were at similar levels to the periods under review at $173m in the quarter ended 30 June 2013 and to $170m in the same period of 2014. Amortisation decreased by $26m representing the impact of impairments in 2013 and higher ounces produced and the revision of useful lives in 2014. Movements in inventory change related to the cost of unsold gold which decreased from $41m in June 2013 quarter to $18m in the June 2014 quarter.

Despite the introduction of two new operations, **labour costs** declined 10% from $315m in the quarter ended 30 June 2013 to $285m in the corresponding period of 2014. This was mainly due to rationalisation and restructuring across the group. Contractor costs declined 19% from $162m in the quarter ended 30 June 2013 to $131m in the quarter ended 30 June 2014. The decrease in contractor costs was primarily a result of negotiating lower contract rates and the lower utilisation of mine contractors.

(Loss) profit attributable to equity shareholders for the second quarter of 2014 was a loss of $80m, compared to $39m profit for the previous quarter and a loss of $2,165m for the second quarter of 2013 which was impacted by asset impairments and stockpile write-downs. The current quarter was impacted by operational closure and termination costs, operational restructuring costs, impairments of investments and inventory write-downs.

Total capital expenditure during the second quarter was $311m (including equity accounted joint ventures), compared with $274m the previous quarter and $556m in the second quarter of 2013. Of the total capital expenditure, non-sustaining project capital expenditure during the quarter amounted to $107m. Capital expenditure is expected to increase in the second half of the year mainly due to timing of expenditures forecast in the Americas region.

At the end of the second quarter of 2014, net debt was $2.994bn compared to $3.095bn in the previous quarter, in part due to the $105m proceeds from the sale of Navachab, resulting in a reduction in the Net Debt to adjusted EBITDA ratio to 1.73 times, compared with 1.90 times at 31 March 2014. Free cash flow improved from $22m in the previous quarter to $34m in the second quarter of 2014, reflecting higher production and the sale of royalties.

CORPORATE UPDATE

Natural gas for Western Australian mines: On 21 July 2014, Anglogold Ashanti signed agreements with the natural gas infrastructure company APA Group (APA) for the transportation of natural gas to the Sunrise Dam and Tropicana gold mines in Western Australia. Under the agreements, APA will construct a new 292km pipeline which will connect to its Goldfields Gas Pipeline via the lateral pipeline at the Murrin Murrin nickel mine, and then extend past Sunrise Dam to Tropicana.

Natural gas is a cleaner fuel than diesel and its use will likely reduce greenhouse gas emissions. The power stations at both mines will be modified in order to run on 100% natural gas, while retaining diesel backup capability. The shift is expected to reduce cash operating costs at both sites by between A$25/oz to $30/oz, while also providing continuity of fuel supply, reduce exposure to diesel price volatility and significantly reduce the number of trucks on the road, providing an important safety benefit as well as reducing road maintenance costs.

Construction is scheduled to start in February 2015 with first gas scheduled to be available at Tropicana in January 2016.

CFO Announcement: On 7 July 2014, AngloGold Ashanti announced the appointment of Christine Ramon to the post of Chief Financial Officer and Executive Director of the Board, from 1 October 2014. The appointment of Ms. Ramon, a chartered accountant, follows a global search by the Board of Directors, as indicated in our press release of 21 May 2013. She was formerly the CFO at Sasol Limited, Africa's largest publicly-traded energy and chemicals company for seven years until September of last year. She will replace Richard Duffy, who will then step down from both the Board and the Executive Committee.

Sale of Navachab mine complete: AngloGold Ashanti announced the completion of its sale of AngloGold Ashanti Namibia (Proprietary) Limited, a wholly owned subsidiary which owns the Navachab Gold Mine, to QKR Corporation Limited. The transaction, announced on 10 February this year, was concluded on 30 June 2014 resulting in proceeds of $105m.

Corporate refinancing: The Company has successfully signed a new, five-year $1bn revolving credit facility with an increased net debt to adjusted EBITDA covenant ratio of 3.5 times versus the previous facility at 3 times, with one conditional six-month period waiver of up to 4.5 times. These same terms have been applied to a new A$500m five-year facility, which has replaced the previous A$600m revolving credit facility.

"These new facilities further improve our tenor and financial flexibility and create additional, long-term liquidity on our balance sheet," Chief Financial Officer Richard Duffy said. *"The improved terms and longer maturities are especially important given the volatile gold price environment."*

Restructure of the Obuasi mining operation: Addressing the underperformance at Obuasi remains a key objective for AngloGold Ashanti. The restructuring and repositioning of the Obuasi mine, which is subject to a number of consents, is likely to result in a substantial reduction in the mine's existing operations and significant workforce redundancies. Fundamental changes aimed at systemically addressing legacies, infrastructure, development constraints and cash outflows are being implemented while surface production, exploration drilling and decline development remain ongoing. This work includes initiatives to reduce the footprint of the operation and consolidate infrastructure, lower operating costs by introducing a mechanised mining approach in the future, together with the refurbishment and automation of the processing plant.

The Amendment to Program of Mining Operations, which details technical, environmental, financial and social details around the transition, was submitted to the Government of Ghana and key regulators for review on 18 July, to be followed by a two-month consultation period. An amended Environment Management Plan has been filed with the Ghana Environmental Protection Agency and a multi-stakeholder working group has been established. AngloGold Ashanti remains firmly committed to engaging with the Government of Ghana, its employees and other important local and regional stakeholders throughout this process, as it seeks to return this key asset to sustainable, long-term profitability for the benefit of all constituencies.

WAGE NEGOTIATIONS UPDATE

The two-year wage agreement with the majority of the employees in AngloGold Ashanti's South Africa region, and in the country's gold sector, was concluded in September 2013 and backdated to 1 July 2013. The Association of Mining and Construction Union, or AMCU, voluntarily participated in the negotiations but did not sign the wage agreement. However, the wage agreement was extended to all employees irrespective of their union affiliation, as a result the AMCU members have all benefited from the above-mentioned increase.

On 5 June this year, the Labour Court declared that a threatened strike by AMCU members would be unprotected under South African law. AMCU has since simultaneously brought two applications for leave to appeal; one to the Labour Court (seeking permission to appeal to the Labour Appeal Court); and another to the Constitutional Court (seeking permission to appeal directly to the Constitutional Court). The application to the Labour Court for permission to appeal to the Labour Appeal Court has been brought on a conditional basis. AngloGold Ashanti continues to engage its employees directly in addition to communicating through their labour unions in order to ensure that constructive dialogue is maintained.

UPDATE ON CAPITAL PROJECTS

In the Americas, the CC&V **Mine Life Extension (MLE) Project** continues to progress in line with expectations. The valley leach facility (VLF) and associated gold recovery plant is on schedule to commission in mid-2016. The MLE2 Project was 47% complete through the second quarter. The High Grade Mill is on schedule and is expected to deliver first gold production towards the end of 2014. All major mill equipment has been set in place and the remaining work is largely piping and electrical. Overall mill construction is 79% complete. Mill concrete is 99% complete, steel is 91% complete, and all major mill equipment has been set in place.

In the DRC, at Kibali the vertical shaft is progressing well with the shaft now at a depth of 525m, with focus shifting towards off-shaft lateral development. The development work on the twin declines is progressing well with a total of 1,803 lateral metres achieved for the second quarter, exceeding the planned metres for the second quarter by a margin of 18.9% or 287m. The Nzoro 66KV line and substation has been commissioned with Nzoro 2 delivering 10MW in early July 2014. The integration between hydro and thermal power without any power outages is currently being worked upon. From a production perspective, the ramp up of the sulphide circuit has been a challenge due to late commissioning of the secondary crushing circuit, regrind circuit and pump cells. During the second quarter, more clay and transitional sulphides were treated than forecast, causing materials handling problems and flotation inefficiency. The oxide circuit also experienced some unexpected stoppages. The focus of the site teams is to ramp up production and improve plant availability.

TECHNOLOGY AND INNOVATION UPDATE

During the second quarter, the Technology Innovation Consortium continued to make considerable progress in prototype development pertaining to certain key technologies that seek to establish the base for a safe, automated mining method intended for selective use at AngloGold Ashanti's deep-level underground mining operations. Progress on various aspects of the project is as follows:

1. **Reef Boring:**

    *   **TauTona mine – Test site:**

    In the second quarter, nine holes were drilled. Due to the change in reef channel width, the holes were drilled at different diameters ranging from 660mm up to 1,060mm.

    The overall results of these holes in the testing drilling sequence proved to be successful. The results are being applied to the current drilling test sites at TauTona mine.

    Testing with the modified drilling machines has commenced at two of the test sites during the second quarter and the third after quarter-end. The focus was on eliminating teething problems associated with commissioning and by the end of the period the drilling time per hole stood at 4.5 days.

    *   **Great Noligwa mine:**

    Testing of the new narrow reef machine started and five holes were drilled in the second quarter. While 150mm pilot holes were successfully bored, wider reaming of those holes presented challenges. The softer footwall conditions associated with the C-reef ground are contributing to this challenge and the reaming bits are currently being modified to investigate if this will resolve the problem.

    *   **Site Equipping:**

    Site equipping, opening up and development of the 2014 test sites at TauTona mine have been completed. Work continues on equipping the test sites at Kopanang, Great Noligwa and Moab Khotsong mines.

2. **Ore body Knowledge and Exploration:**

A trial site was established and the current machine modified for rotary percussion drilling. Five trial holes will be drilled to compare the results from penetration rate and accuracy to reverse circulation drilling results achieved thus far. The trial will continue into the third quarter.

3. **Ultra High Strength Backfill (UHSB):**

The underground backfill plant is commissioned and allows for a semi-automated process to prepare the UHSB required to fill the holes at TauTona mine production sites. All available reef bored holes in the test site block have been filled. Installation of monitoring instrumentation remains part of the ongoing process at the test site. Testing at surface will recommence during the third quarter to continue development of a pumping solution towards a 1,000m horizontal distance target.

OPERATING HIGHLIGHTS

The **South African operations** produced 319,000oz at a total cash cost of $863/oz during the second quarter of 2014 compared to the 307,000oz at a total cash cost of $890/oz during the second quarter of 2013. Although year-on-year costs improved predominantly as a result of Project500 initiatives, the improvements were partially offset by seasonal power tariffs, annual wage increases and other increased costs in certain areas that continued to exceed inflation.

At West Wits, production was 144,000oz at a total cash cost of $794/oz during the second quarter of 2014 compared to 136,000oz at a total cash cost of $829/oz during the second quarter of 2013. The second quarter performance reflected an improvement on the back of seismic related activities, safety stoppages and high heat conditions experienced at Mponeng at the beginning of the quarter. Mponeng reflected a 14% improvement in yield compared to the same quarter last year as a result of reduced stope-widths and an increased overall grade due to lower intake of waste tonnages. Total cash costs decreased 4% at West Wits operations, demonstrating benefits from cost optimisation measures. TauTona is continuing with energy optimisation project which has yielded positive results.

Production from the Vaal River operations increased in the second quarter of 2014 to 120,000oz at a total cash cost of $875/oz despite safety related disruptions, compared with the second quarter of 2013 at 110,000oz at a total cash cost of $958/oz. Kopanang was adversely impacted by ingress of water into ore passes caused by a pipe failure leading to a delay in reef processing for the quarter. The average grade recovered at Moab Khotsong increased by 31% year-on-year. This favourable yield was achieved through a reduction in dilution, due to a decrease in stope-width, and higher average reef grade being mined. Despite ongoing inflationary pressure, the focus on cost management resulted in savings. Moab Khotsong was the lowest cost mine for the South African region at a total cash cost of $707/oz. The region is in the process of a segmented integration of Great Noligwa into Moab Khotsong to maximise synergies and reduce overheads.

Total Surface Operations production for the second quarter of 2014 was 55,000oz at a total cash cost of $1,016/oz, compared to 62,000oz for the second quarter of 2013 at a total cash cost of $903/oz. Due to delays of reef delivery from Kopanang, lower grade marginal ore dump was utilised to fill the milling circuit. Grades deteriorated specifically at Mine Waste Solutions where higher grade dams have been depleted and operations shifted to reclamation sites with lower gold recovery rates. The uranium circuit was completed, but has been reconfigured, changing the circuit from reverse to forward leach to improve gold recovery. Commissioning is expected to take place in the third quarter of this year.

Continental Africa Region production during the second quarter of 2014 was 395,000oz at a total cash cost of $846/oz compared to 343,000oz at a total cash cost of $883/oz during the second quarter of 2013. Total production for the region increased mainly due to the contribution from the start of the Kibali mine and as a result of increased production from Siguiri following access to higher grade ore sources. Production during the quarter continued to improve by 6% compared with the previous quarter despite the operating challenges at Kibali and Obuasi. Total cash costs, excluding Kibali, decreased as a result of the marginally higher production together with the realisation of company- wide cost reduction initiatives which have mitigated the effects of inflationary pressures.

In **Ghana**, Iduapriem production for the second quarter of 2014 was 47,000oz at a total cash cost of $911/oz compared to 51,000oz at a total cash cost of $911/oz during the second quarter of 2013. The reduction in production year-on-year was as a result of a deliberate operating and financial strategy to process the existing lower grade surface ore stockpiles. However, production for the quarter increased 4% compared to the previous quarter as a result of a decrease in recovered grade due to treatment of lower grade ore stockpiles, offset by an increase in tonnage throughput due to higher production shifts in the quarter.

At Obuasi, production for the second quarter of 2014 was 64,000oz at a total cash cost of $1,175/oz compared to 58,000oz at a total cash cost of $1,560/oz for the second quarter of 2013. Although the mine had a decrease in recovered grade, this was fully offset by an increase in tonnage throughput due to an increase in surface tonnes processed together with increased plant availability. The cost initiatives contributed to a reduction in the cash costs as we continue to realise savings. In addition, the development of the decline ramp from surface met the crew developing the ramp from underground. The decline ramp now extends to 17 level from surface. The Amendment to Program of Mining Operations, which details technical, environmental, financial and social details around the transition, was submitted to the Government of Ghana and key regulators for review on 18 July, to be followed by a two-month consultation period. An amended Environment Management Plan has been filed with the Ghana Environmental Protection Agency and a multi-stakeholder working group has been established. AngloGold Ashanti remains firmly committed to engaging with the Government of Ghana, its employees and other important local and regional stakeholders throughout this process, as it seeks to return this key asset to sustainable, long-term profitability for the benefit of all constituencies.

In the **Republic of Guinea,** Siguiri's production was 80,000oz at a total cash cost of $777/oz for the second quarter of 2014 compared to 62,000oz at a total cash cost of $850/oz for the second quarter of 2013. The increase in production was a result of a 33% increase in recovered grade as a result of accessing ore from higher grade ore sources.

In **Mali,** Morila's production for the second quarter of 2014 was 10,000oz at a total cash cost $1,137/oz compared to 17,000oz at a total cash cost of $728/oz for the second quarter of 2013. The decrease in production year-on-year was as a result of the operation transitioning to closure as it reaches the end of its production life cycle. At Sadiola, production for the quarter was 23,000oz at a total cash cost of $957/oz, compared to 23,000oz at a total cash cost of $1,003/oz for the second quarter of 2013. The current quarter however reflected improved production of 21% relative to the previous quarter, as a result of an increase in tonnage throughput due to effective plant utilisation together with more production shifts. At Yatela, in line with the transition to closure plan, there was minimal production activity, with total production for the quarter amounting to 2,000oz at a total cash cost of $1,931/oz.

In **Namibia,** Navachab's production for the second quarter of 2014 was 17,000oz at a total cash cost of $733/oz. The transaction to sell the mine was concluded in June 2014.

In **Tanzania,** Geita's production for the second quarter of 2014 was 110,000oz at a total cash cost of $667/oz, compared to 113,000oz at a total cash cost of $514/oz for the second quarter of 2013. Production for the second quarter of 2014 however, increased 4% as a result of increased tonnage throughput due to higher production shifts completed compared to the previous quarter. Total cash costs increased as a result of higher mining and processing costs incurred during the quarter in line with the operational plans.

In the **Democratic Republic of the Congo,** Kibali's production for the second quarter of 2014 was 41,000oz at a total cash cost of $717/oz. Current quarter production was 20% lower than the previous quarter mainly due to operational challenges encountered with the commissioning of the sulphide circuit, plant availability on the oxide circuit and poor recovery due to transition ore.

The **Americas region** in the second quarter of 2014 produced 229,000oz at a total cash cost of $765/oz, compared to 235,000oz at a total cash cost of $733/oz in the second quarter of 2013. Production at CC&V in the second quarter of 2014, was 49,000oz at a total cash cost of $899/oz compared to 60,000oz at a total cash cost of $726/oz in the second quarter of 2013. This reduction resulted from production delayed due to material placed in areas deep in the Valley Leach Facility during the quarter. The heap leach stacking plan was modified to defer production from the first half to the second half of the year (2014), by starting with placing ore deep and go shallower in the latter part of the year. Stockpiling of mill grade ore continues to ensure mill production can commence when the mill is commissioned.

Production in **Brazil** suffered from the temporary loss of access to a higher grade area at AngloGold Ashanti Mineração, which plans to recover the lost output later this year once the area becomes available. AngloGold Ashanti Mineração produced 88,000oz at total cash cost of $717/oz in the second quarter of 2014 compared to 76,000oz at a total cash cost of $858/oz in the second quarter of 2013. During 2014, a new ore body started production at Córrego do Sítio (Sulphide II). However, compared to the previous quarter, production was lower from both Lamego and Córrego do Sítio (CdS) Oxide. In addition, production at Cuiabá was 6% lower mainly due to lower feed grades as a consequence of geotechnical issues at the mine, changes in the ore mineral characteristics at CdS Oxide operation affecting its recovery and lower flotation and CIL recoveries at CdS Sulphide operation, partially off-set by higher tonnage.

At Serra Grande, production in the second quarter of 2014 was 30,000oz at total cash of $879/oz compared to 37,000oz at a total cash cost of $675/oz for the second quarter of 2013. The lower production is due to a 17% decline in grades. High grade contribution from the ore body in Mina III is reducing. However, AngloGold Ashanti is engaged in an ongoing exploration programme for higher grade areas, one of which is Ingá, expected to come into production in 2016.

In **Argentina,** Cerro Vanguardia´s production for the second quarter of 2014 was 62,000oz at a total cash cost of $682/oz, compared with 62,000oz at a total cash cost of $615/oz for the second quarter of 2013. Higher grade was partially offset by lower treated tonnes. Production increased 7% compared to the previous quarter mainly due to higher grade in line with the production plan.

Cash costs increased reflecting higher equipment maintenance costs and greater consumption of materials. Lower deferred stripping (because deferral of waste costs was discontinued for two pits - LMCB9 and ODCB7) also impacted negatively compared to the previous quarter. Rising costs were partially compensated by the positive impact of stockpile movement derived from higher tonnes generated.

In **Australasia** production for the second quarter of 2014 was 155,000oz at a total cash cost of $850/oz compared to 50,000oz at a total cash cost of $1,829/oz for the second quarter of 2013, with the increase in production mainly attributed to the start of the Tropicana mine during this period.

Production at Sunrise Dam in the second quarter of 2014 was 62,000oz at total cash cost of $1,308/oz, compared to 50,000oz at a total cash cost of $1,713/oz for the second quarter of 2013. The increase in production was due to tonnes mined and head grade from the underground mine, which both increased when compared to the same period last year. Underground ore tonnes mined increased by 11% whilst head grade increased 20% to approximately 2.4g/t. As planned, gold production decreased by 12% from the first quarter of 2014 as ore stockpiles were drawn down, contributing to an increase in costs. A total of 37m of underground capital development and 2,401m of operational development were completed during the quarter. The mine had a 20% increase in ore production from underground. Underground mine grade was at 3.1g/t for the second quarter compared to 2.77g/t in the previous quarter (a 12% increase).

Tropicana's production for the second quarter of 2014 was 93,000oz at a total cash cost $498/oz, in line with budget. The processing plant reached nameplate throughput capacity in the March quarter and this rate was maintained in the June quarter.

EXPLORATION

Total expensed exploration and evaluation costs (including technology) during the second quarter, inclusive of expenditure at equity accounted joint ventures, were $36m ($9m on Brownfield, $13m on Greenfield and $14m on pre-feasibility studies), compared with $91m during the same quarter the previous year. Greenfields exploration activities were undertaken in three countries: Australia, Colombia and Guinea, while minor work was also completed in Brazil.

In **South Africa**, five deep surface drilling sites were in operation during the second quarter, one on the Moab Khotsong Mine and four at Mponeng (WUDLs). Diamond drilling commenced at MZA10 and the hole is currently at 779.5m. This hole is located to the east of the recently complete holes, MMB 6 and 7, and it is targeted to provide value information in the lower reaches of the early gold portion of Project Zaaiplaats.

Drilling of site UD51 was completed. Plugging of the hole and rehabilitation of the site continues. UD59 advanced well during the second quarter and reached a depth of 3,145m in the Allanridge Formation lava's. Redrill at UD60 has advanced to 1,346m after further in hole problems during the second quarter. The diamond rig has been erected at UD58A and the hole is currently being straightened and is at a depth of 291m.

In **Tanzania** at Geita Gold Mine exploration focused on infill drilling programmes at Geita Hill East (4,691m RC&DD) and Geita Hill West (515m RC) and Advance Grade Control drilling commenced at Star & Comet Cut 2 Pit (286m RC). Detailed routine geological pit mapping continued to improve the geological model and enhance the understanding of controls on mineralisation at Geita Hill, Nyankanga and Star & Comet pits. Interpretative geological sections are currently being compiled for all known deposits as part of a programme to develop 3D geological models over Geita Hill, Star & Comet and Matandani-Kukuluma.

In **Guinea,** at Siguiri Gold Mine, a total of 72 holes were completed with 5,797m drilled during the second quarter. This comprised of 1,462m diamond and 2,738m RC infill drilling from the Kami Pit Fresh Rock project, and 1,597m RC from the Balato North1 reconnaissance target.

Core processing is completed and detailed logging of 18 diamond drillholes were completed during the second quarter, including additional geotechnical DD holes selected to supply additional information to the combination plant expansion project PFS.

In **Ghana,** at Obuasi, Gold Mine a total of 2,563m of underground drilling was completed from the Above 50 Level 41S-294W site. The purpose of this infill drilling is to increase confidence in portions of Block 9/Red Zone 6 currently classified as Inferred Mineral Resource.

In **Mali** at Sadiola, 6,262m of RC drilling was completed. Drilling took place at FE4S, Tabakoto, TB6, Antarctica, S2, FE2S, and FE4SE oxide targets. Results were generally disappointing, with FE4S, TB6 and S2 showing low oxide potential. Drilling along Tabakoto strike confirmed thick oxide cover and returned isolated and narrow gold intersections in both sulphide and oxide with mineralisation apparently controlled by folding.

In **Brazil**, exploration work for AGABM continued at the Cuiaba, Lamego and CdS production centers. During the second quarter, 20,170m were drilled collectively in the surface and underground drilling programmes. Geological modelling continued for near mine exploration targets. At Serra Grande, 12,935m of drilling were completed to infill and extend ore bodies near mine infrastructure.

In **Colombia**, drilling and Mineral Resource modelling to support the Pre-Feasibility Study continued at the Gramalote Joint Venture. This included 2,135m completed for Mineral Resource infill drilling and testing opportunities for Mineral Resource addition. At La Colosa, drilling activities included 6,295m completed for Mineral Resource infill and extension. Site investigation, hydrology and geotechnical drilling programmes continued.

At Sunrise Dam in **Australia**, exploration was focussed on Mineral Resource definition and extension work, utilising two underground diamond drill rigs (8,960m) and one RC drill rig (5,574m). RC drilling was focussed on Sunrise Shear Zone Panel 4 and Sunrise Shear South, while diamond drilling focussed on Vogue, Midway Shear Zone and Cosmo East. At Tropicana, design, permitting and site preparation for the 3D seismic survey to image the mineralised zone down dip of Tropicana continued. The survey is expected to start in the third quarter of 2014 to help inform targeting of thicker zones of mineralisation below the current open pit designs and extents of existing drilling.

During the second quarter, aircore drilling at the Tumbleweed prospect, 15km north of Tropicana Gold Mine was completed. A limited campaign of RC drilling at the Highball prospect, 2km west of the mine, was also completed.

Detailed information on the exploration activities and studies both for brownfields and greenfields is available on the AngloGold Ashanti website (www.anglogoldashanti.com).

OUTLOOK

Production guidance is estimated to be broadly in line with the guidance of the previous quarter of between 1,060kozs to 1,090kozs at total cash costs of $850/oz to $890/oz, assuming average exchange rates against the US dollar of 10.65 (Rand), 2.28 (Brazil Real), 0.93 (Aus$) and 8.55 (Argentina Peso). Fuel is estimated at $110/bl.

The production estimate factors' in the lost ounces due to the sale of Navachab, winding down of production at Obuasi, Siguiri production levels normalizing and Tropicana recovering after resolving challenges with plant availability in July. In addition, production losses following an earthquake near the Vaal River Operation on 5 August, are preliminarily estimated at as much as 30,000oz, based on early assessments of damage to underground and surface mining and power infrastructure, as well as the estimated time to safely ramp up production to normal levels. Safety will not be compromised for production. AngloGold Ashanti retains the right to revise this guidance figure, should new information on the impacts of the seismic event come to light. Annual guidance remains intact, in line with the appropriate currency forecasts.

Other known or unpredictable factors could also have material adverse effects on our future results. Please refer to the Risk Factors section in AngloGold Ashanti's Form 20-F for the year ended 31 December 2013 that was filed with the United States Securities and Exchange Commission ("SEC") on 14 April 2014 and available on the SEC's homepage at http://www.sec.gov.

Independent auditor's review report on the Condensed Consolidated Financial Statements for the quarter and six months ended 30 June 2014 to the Shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the company) contained in the accompanying quarterly report from pages 14 to 28, which comprise the accompanying condensed consolidated statement of financial position as at 30 June 2014, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the quarter and six months then ended, and selected explanatory notes.

Directors' Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the International Financial Reporting Standard, (IAS) 34 *Interim Financial Reporting* as issued by the International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity.* This standard requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the company for the quarter and six months ended 30 June 2014 are not prepared, in all material respects, in accordance with International Financial Reporting Standard, (IAS) 34 *Interim Financial Reporting* as issued by the IASB*,* the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.
Director – Roger Hillen
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road, Sandton

Johannesburg, South Africa
7 August 2014

Group **income statement**

US Dollar million	Notes	Quarter ended June 2014 Reviewed	Quarter ended March 2014 Reviewed	Quarter ended June 2013 Reviewed	Six months ended June 2014 Reviewed	Six months ended June 2013 Reviewed
Revenue	2	**1,358**	1,359	1,301	2,717	2,819
Gold income	2	**1,321**	1,324	1,242	2,644	2,705
Cost of sales	3	**(1,064)**	(1,012)	(1,012)	(2,076)	(2,040)
(Loss) gain on non-hedge derivatives and other commodity contracts		**(5)**	(16)	100	(21)	100
Gross profit		**252**	296	330	547	765
Corporate administration, marketing and other expenses		**(20)**	(25)	(57)	(45)	(123)
Exploration and evaluation costs		**(33)**	(30)	(79)	(62)	(158)
Other operating expenses	4	**(7)**	(5)	(10)	(12)	(11)
Special items	5	**(17)**	(7)	(3,203)	(24)	(3,228)
Operating profit (loss)		**175**	229	(3,019)	404	(2,755)
Dividends received	2	**-**	-	-	-	5
Interest received	2	**6**	6	10	12	17
Exchange (loss) gain		**(8)**	(6)	5	(14)	-
Finance costs and unwinding of obligations	6	**(71)**	(71)	(69)	(142)	(133)
Fair value adjustment on $1.25bn bonds		**(31)**	(70)	-	(101)	-
Fair value adjustment on option component of convertible bonds		**-**	-	-	-	9
Fair value adjustment on mandatory convertible bonds		**-**	-	175	-	312
Share of associates and joint ventures' (loss) profit	7	**(85)**	19	(183)	(66)	(190)
(Loss) profit before taxation		**(14)**	107	(3,081)	93	(2,735)
Taxation	8	**(60)**	(62)	895	(121)	797
(Loss) profit for the period		**(74)**	45	(2,186)	(28)	(1,938)
Allocated as follows:						
Equity shareholders		**(80)**	39	(2,165)	(41)	(1,926)
Non-controlling interests		**6**	6	(21)	13	(12)
		(74)	45	(2,186)	(28)	(1,938)
Basic (loss) earnings per ordinary share (cents) [1]		**(20)**	10	(559)	(10)	(497)
Diluted (loss) earnings per ordinary share (cents) [2]		**(20)**	10	(575)	(10)	(548)

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

The reviewed financial statements for the quarter and six months ended 30 June 2014 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples (BCompt (Hons); CGMA), the Group's Chief Accounting Officer. This process was supervised by Mr Richard Duffy (BCom; MBA), the Group's Chief Financial Officer and Mr Srinivasan Venkatakrishnan (BCom; ACA (ICAI)), the Group's Chief Executive Officer. The financial statements for the quarter and six months ended 30 June 2014 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc.

Group **statement of comprehensive income**

US Dollar million	Quarter ended June 2014	Quarter ended March 2014	Quarter ended June 2013	Six months ended June 2014	Six months ended June 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
(Loss) profit for the period	**(74)**	45	(2,186)	(28)	(1,938)
Items that will be reclassified subsequently to profit or loss:					
Exchange differences on translation of foreign operations	**(8)**	(8)	(191)	(16)	(340)
Share of associates and joint ventures' other comprehensive income	**-**	1	-	1	-
Net gain (loss) on available-for-sale financial assets	**-**	9	(12)	9	(26)
Release on impairment of available-for-sale financial assets	**1**	-	13	1	25
Deferred taxation thereon	**-**	(4)	-	(4)	2
	1	5	1	6	1
Items that will not be reclassified subsequently to profit or loss:					
Actuarial gain recognised	**6**	10	30	16	30
Deferred taxation thereon	**(2)**	(2)	(8)	(4)	(8)
	4	8	22	12	22
Other comprehensive (loss) income for the period, net of tax	**(3)**	6	(168)	3	(317)
Total comprehensive (loss) income for the period, net of tax	**(77)**	51	(2,354)	(25)	(2,255)
Allocated as follows:					
Equity shareholders	**(83)**	45	(2,333)	(38)	(2,243)
Non-controlling interests	**6**	6	(21)	13	(12)
	(77)	51	(2,354)	(25)	(2,255)

Rounding of figures may result in computational discrepancies.

Group **statement of financial position**

US Dollar million	Notes	As at June 2014 Reviewed	As at March 2014 Reviewed	As at December 2013 Audited	As at June 2013 Reviewed
ASSETS					
Non-current assets					
Tangible assets		**4,955**	4,885	4,815	4,659
Intangible assets		**270**	269	267	281
Investments in associates and joint ventures		**1,348**	1,391	1,327	1,127
Other investments		**144**	141	131	130
Inventories		**602**	617	586	590
Trade and other receivables		**23**	25	29	34
Deferred taxation		**187**	169	177	546
Cash restricted for use		**36**	37	31	29
Other non-current assets		**56**	50	41	7
		7,621	7,584	7,404	7,403
Current assets					
Other investments		**-**	1	1	-
Inventories		**1,002**	1,016	1,053	1,068
Trade and other receivables		**356**	380	369	450
Cash restricted for use		**18**	14	46	34
Cash and cash equivalents		**604**	525	648	415
		1,980	1,936	2,117	1,967
Non-current assets held for sale	14	**-**	158	153	137
		1,980	2,094	2,270	2,104
TOTAL ASSETS		**9,601**	9,678	9,674	9,507
EQUITY AND LIABILITIES					
Share capital and premium	11	**7,032**	7,024	7,006	6,758
Accumulated losses and other reserves		**(3,969)**	(3,884)	(3,927)	(3,552)
Shareholders' equity		**3,063**	3,140	3,079	3,206
Non-controlling interests		**38**	35	28	(14)
Total equity		**3,101**	3,175	3,107	3,192
Non-current liabilities					
Borrowings		**3,619**	3,569	3,633	2,212
Environmental rehabilitation and other provisions		**1,060**	1,013	963	1,043
Provision for pension and post-retirement benefits		**150**	152	152	164
Trade, other payables and deferred income		**14**	14	4	2
Deferred taxation		**607**	579	579	583
		5,450	5,327	5,331	4,004
Current liabilities					
Borrowings		**187**	235	258	1,281
Trade, other payables and deferred income		**777**	793	820	868
Bank overdraft		**4**	22	20	31
Taxation		**82**	67	81	74
		1,050	1,117	1,179	2,254
Non-current liabilities held for sale	14	**-**	59	57	57
		1,050	1,176	1,236	2,311
Total liabilities		**6,500**	6,503	6,567	6,315
TOTAL EQUITY AND LIABILITIES		**9,601**	9,678	9,674	9,507

Rounding of figures may result in computational discrepancies.

Group **statement of cash flows**

US Dollar million	Quarter ended June 2014	Quarter ended March 2014	Quarter ended June 2013	Six months ended June 2014	Six months ended June 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
Cash flows from operating activities					
Receipts from customers	**1,386**	1,288	1,343	2,674	2,835
Payments to suppliers and employees	**(1,016)**	(905)	(1,147)	(1,921)	(2,230)
Cash generated from operations	**370**	383	196	753	605
Dividends received from joint ventures	**-**	-	-	-	8
Taxation refund	**-**	37	-	38	-
Taxation paid	**(34)**	(70)	(56)	(104)	(117)
Net cash inflow from operating activities	**336**	350	140	687	496
Cash flows from investing activities					
Capital expenditure	**(257)**	(220)	(418)	(477)	(802)
Interest capitalised and paid	**-**	-	(3)	-	(7)
Expenditure on intangible assets	**(3)**	-	(20)	(3)	(33)
Proceeds from disposal of tangible assets	**26**	-	7	27	7
Other investments acquired	**(22)**	(26)	(24)	(48)	(56)
Proceeds from disposal of other investments	**20**	24	22	43	49
Investments in associates and joint ventures	**(11)**	(40)	(124)	(51)	(274)
Proceeds from disposal of associates and joint ventures	**-**	-	1	-	6
Loans advanced to associates and joint ventures	**(2)**	(4)	(22)	(6)	(23)
Loans repaid by associates and joint ventures	**-**	-	2	-	2
Dividends received	**-**	-	-	-	5
Proceeds from disposal of subsidiary	**105**	-	-	105	1
Cash in subsidiary disposed and transfers to held for sale	**3**	(1)	-	2	-
(Increase) decrease in cash restricted for use	**(3)**	26	(5)	23	(4)
Interest received	**7**	4	4	11	9
Net cash outflow from investing activities	**(137)**	(237)	(580)	(374)	(1,120)
Cash flows from financing activities					
Proceeds from borrowings	**76**	15	319	90	466
Repayment of borrowings	**(132)**	(171)	(72)	(302)	(168)
Finance costs paid	**(43)**	(81)	(62)	(124)	(100)
Revolving credit facility and bond transaction costs	**-**	-	-	-	(5)
Dividends paid	**(3)**	-	(27)	(3)	(53)
Net cash (outflow) inflow from financing activities	**(102)**	(237)	158	(339)	140
Net increase (decrease) in cash and cash equivalents	**97**	(124)	(282)	(26)	(484)
Translation	**-**	(1)	(15)	(2)	(25)
Cash and cash equivalents at beginning of period	**503**	628	680	628	892
Cash and cash equivalents at end of period [1]	**600**	503	383	600	383
Cash generated from operations					
(Loss) profit before taxation	**(14)**	107	(3,081)	93	(2,735)
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**6**	16	(100)	21	(100)
Amortisation of tangible assets	**179**	175	206	355	419
Finance costs and unwinding of obligations	**71**	71	69	142	133
Environmental, rehabilitation and other expenditure	**6**	8	(15)	14	(22)
Special items	**(9)**	6	3,204	(5)	3,234
Amortisation of intangible assets	**9**	9	8	17	9
Fair value adjustment on $1.25bn bonds	**31**	70	-	101	-
Fair value adjustment on option component of convertible bonds	**-**	-	-	-	(9)
Fair value adjustment on mandatory convertible bonds	**-**	-	(175)	-	(312)
Interest received	**(6)**	(6)	(10)	(12)	(17)
Share of associates and joint ventures' (profit) loss	**85**	(19)	183	66	190
Other non-cash movements	**27**	13	8	42	14
Movements in working capital	**(15)**	(67)	(101)	(81)	(199)
	370	383	196	753	605
Movements in working capital					
Decrease (increase) in inventories	**8**	(10)	(58)	(1)	(98)
Decrease (increase) in trade and other receivables	**20**	(36)	(1)	(16)	18
Decrease in trade, other payables and deferred income	**(43)**	(21)	(42)	(64)	(119)
	(15)	(67)	(101)	(81)	(199)

[1] The cash and cash equivalents balance at 30 June 2014 includes a bank overdraft included in the statement of financial position as part of current liabilities of $4m (31 March 2014 : $22m; 30 June 2013 : $31m).

Rounding of figures may result in computational discrepancies.

Group **statement of changes in equity**

US Dollar million	Share capital and premium	Other capital reserves	Accumu-lated losses	Cash flow hedge reserve	Available for sale reserve	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	Equity holders of the parent									
Balance at 31 December 2012	6,742	177	(806)	(2)	13	(89)	(562)	5,473	21	5,494
Loss for the period			(1,926)					(1,926)	(12)	(1,938)
Other comprehensive income (loss)					1	22	(340)	(317)		(317)
Total comprehensive (loss) income	-	-	(1,926)	-	1	22	(340)	(2,243)	(12)	(2,255)
Shares issued	16							16		16
Dividends paid			(40)					(40)		(40)
Dividends of subsidiaries								-	(23)	(23)
Translation		(20)	10		(2)	12		-		-
Balance at 30 June 2013	6,758	157	(2,762)	(2)	12	(55)	(902)	3,206	(14)	3,192
Balance at 31 December 2013	**7,006**	**136**	**(3,061)**	**(1)**	**18**	**(25)**	**(994)**	**3,079**	**28**	**3,107**
Loss for the period			**(41)**					**(41)**	**13**	**(28)**
Other comprehensive income (loss)		**1**			**6**	**12**	**(16)**	**3**		**3**
Total comprehensive income (loss)	**-**	**1**	**(41)**	**-**	**6**	**12**	**(16)**	**(38)**	**13**	**(25)**
Shares issued	**26**							**26**		**26**
Share-based payment for share awards net of exercised		**(5)**						**(5)**		**(5)**
Dividends of subsidiaries								**-**	**(3)**	**(3)**
Translation			**1**					**1**	**(1)**	**-**
Balance at 30 June 2014	**7,032**	**132**	**(3,101)**	**(1)**	**24**	**(13)**	**(1,010)**	**3,063**	**38**	**3,101**

Rounding of figures may result in computational discrepancies.

Segmental reporting

AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

	Quarter ended			Six months ended	
	Jun 2014	Mar 2014	Jun 2013	Jun 2014	Jun 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Gold income					
South Africa	**390**	372	423	763	930
Continental Africa	**535**	532	477	1,067	1,012
Australasia	**189**	215	71	405	165
Americas	**305**	310	337	614	732
	1,419	1,429	1,308	2,848	2,839
Equity-accounted investments included above	**(99)**	(105)	(65)	(204)	(134)
	1,321	1,324	1,242	2,644	2,705
Gross profit (loss)					
South Africa	**52**	44	180	96	334
Continental Africa	**113**	119	100	232	228
Australasia	**22**	59	(30)	81	(27)
Americas	**68**	92	100	160	277
Corporate and other	**(4)**	(1)	-	(5)	(5)
	252	313	350	565	807
Equity-accounted investments included above	**-**	(17)	(20)	(17)	(43)
	252	296	330	547	765
Capital expenditure					
South Africa	**68**	51	123	119	223
Continental Africa	**121**	127	221	249	429
Australasia	**24**	27	100	51	201
Americas	**98**	69	113	167	211
Corporate and other	**-**	-	-	-	4
	311	274	556	585	1,069
Equity-accounted investments included above	**(52)**	(53)	(117)	(105)	(215)
	260	221	439	480	854

	Quarter ended			Six months ended	
	Jun 2014	Mar 2014	Jun 2013	Jun 2014	Jun 2013
	oz (000)				
Gold production					
South Africa	**319**	290	307	609	634
Continental Africa	**395**	374	343	769	619
Australasia	**155**	155	50	310	111
Americas	**229**	236	235	465	469
	1,098	1,055	935	2,152	1,834

	As at Jun 2014	As at Mar 2014	As at Dec 2013	As at Jun 2013
	Reviewed	Reviewed	Audited	Reviewed
	US Dollar million			
Total assets [1]				
South Africa	**2,303**	2,311	2,325	2,446
Continental Africa	**3,311**	3,478	3,391	3,401
Australasia	**1,073**	1,059	1,108	1,104
Americas	**2,340**	2,263	2,203	2,169
Corporate and other	**573**	567	647	387
	9,601	9,678	9,674	9,507

[1] During the 2013 year, pre-tax impairments, derecognition of goodwill, tangible assets and intangible assets of $3,029m were accounted for in South Africa ($311m), Continental Africa ($1,776m) and the Americas ($942m). There were no further impairments in the current period.

Rounding of figures may result in computational discrepancies.

Notes

for the quarter and six months ended 30 June 2014

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2013 except for the adoption of new standards and interpretations effective 1 January 2014.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the quarter and six months ended 30 June 2014.

2. Revenue

	Quarter ended			Six months ended	
	Jun 2014	Mar 2014	Jun 2013	Jun 2014	Jun 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Gold income	**1,321**	1,324	1,242	2,644	2,705
By-products (note 3)	**30**	29	42	60	77
Dividends received	**-**	-	-	-	5
Royalties received (note 5)	**1**	1	6	2	16
Interest received	**6**	6	10	12	17
	1,358	1,359	1,301	2,717	2,819

3. Cost of sales

	Quarter ended			Six months ended	
	Jun 2014	Mar 2014	Jun 2013	Jun 2014	Jun 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Cash operating costs	**861**	762	825	1,624	1,611
By-products revenue (note 2)	**(30)**	(29)	(42)	(60)	(77)
	831	733	783	1,564	1,534
Royalties	**34**	37	30	71	67
Other cash costs	**9**	8	11	16	20
Total cash costs	**874**	778	824	1,651	1,621
Retrenchment costs	**3**	6	4	9	8
Rehabilitation and other non-cash costs	**17**	22	12	40	24
Production costs	**894**	806	840	1,700	1,653
Amortisation of tangible assets	**179**	175	206	355	419
Amortisation of intangible assets	**9**	9	8	17	9
Total production costs	**1,082**	990	1,053	2,073	2,081
Inventory change	**(18)**	22	(41)	4	(41)
	1,064	1,012	1,012	2,076	2,040

4. Other operating expenses

	Quarter ended			Six months ended	
	Jun 2014	Mar 2014	Jun 2013	Jun 2014	Jun 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Pension and medical defined benefit provisions	**2**	2	7	4	11
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	**4**	3	3	7	-
Miscellaneous	**1**	-	-	1	-
	7	5	10	12	11

Rounding of figures may result in computational discrepancies.

5. Special items

	Quarter ended			Six months ended	
	Jun 2014	Mar 2014	Jun 2013	Jun 2014	Jun 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Net impairment and derecognition of goodwill, tangible assets and intangible assets (note 9)	-	-	2,982	-	2,983
Impairment of other investments (note 9)	1	-	14	1	26
Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 9)	(25)	2	(4)	(23)	(3)
Royalties received (note 2)	(1)	(1)	(6)	(2)	(16)
Indirect tax expenses and legal claims	12	-	28	12	31
Inventory write-off due to fire at Geita	-	-	-	-	14
Legal fees and other costs related to contract termination and settlement costs	3	6	-	9	4
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments	-	-	178	-	178
Corporate retrenchment costs	-	-	4	-	4
Retrenchment and related costs	25	-	-	25	-
Write-off of a loan	-	-	7	-	7
Loss on sale of Navachab (note 14)	2	-	-	2	-
	17	7	3,203	24	3,228

The group reviews and tests the carrying value of its mining assets (including ore-stock piles) when events or changes in circumstances suggest that the carrying amount may not be recoverable.

For the quarter and six months ended 30 June 2014, no asset impairments or reversal of impairments were recognised.

During the year ended 31 December 2013, impairment, derecognition of assets and write-down of inventories to net realisable value and other stockpile adjustments include the following:

- During June 2013, consideration was given to a range of indicators including a decline in gold price, increase in discount rates and reduction in market capitalisation. As a result, certain cash generating units' recoverable amounts, including Obuasi and Geita in Continental Africa, Moab Khotsong in South Africa and CC&V and AGA Mineração in the Americas, did not support their carrying values and impairment losses of $3,029m were recognised during 2013.

- The indicators were re-assessed as at 31 December 2013 as part of the annual impairment assessment cycle and the conditions that arose in June 2013 were largely unchanged and no further cash generating unit impairments arose.

- In addition, net impairments of $162m were recognised on the entity's investments in equity-accounted associates and joint ventures considering quoted share prices, their respective financial positions and anticipated declines in operating results of these entities. Impairments to net realisable value of $178m were raised at 30 June 2013 and impairments of $38m were raised at 31 December 2013 due to stockpile abandonments and other specific adjustments.

6. Finance costs and unwinding of obligations

	Quarter ended			Six months ended	
	Jun 2014	Mar 2014	Jun 2013	Jun 2014	Jun 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Finance costs	64	64	54	128	103
Unwinding of obligations, accretion of convertible bonds and other discounts	7	7	15	14	30
	71	71	69	142	133

7. Share of associates and joint ventures' (loss) profit

	Quarter ended			Six months ended	
	Jun 2014	Mar 2014	Jun 2013	Jun 2014	Jun 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Revenue	121	117	75	238	155
Operating costs, special items and other expenses	(197)	(99)	(64)	(296)	(135)
Net interest received	1	2	2	3	1
(Loss) profit before taxation	(75)	20	13	(55)	21
Taxation	(4)	(1)	(9)	(5)	(17)
(Loss) profit after taxation	(79)	19	4	(60)	4
Net impairment of investments in associates and joint ventures (note 9)	(6)	-	(187)	(6)	(194)
	(85)	19	(183)	(66)	(190)

Rounding of figures may result in computational discrepancies.

In July 2014, AngloGold Ashanti and other shareholders of Rand Refinery (Pty) Limited, an associate of the company, entered into an agreement with Rand Refinery to provide an irrevocable, subordinated loan facility to the maximum value of R1.2 billion (US$113m). The facility allows for amounts to be advanced to Rand Refinery to finance the purchase of gold in the event that Rand Refinery finally determines that a shortfall of 87 000 ounces of gold actually exists when comparing the physical inventory of Rand Refinery to the records of amounts it holds on behalf of third parties.

The facility, if drawn down, will be convertible to equity after a period of 2 years on condition that all shareholders of Rand Refinery agree to the conversion.

Due to the uncertainty around Rand Refinery's possible gold shortfall position and the time it is taking to resolve the matter, Rand Refinery has been unable to complete its annual financial statements for the year ended 30 September 2013. As a result, AngloGold Ashanti has adjusted its share of equity profits accounted for as part of its investment in Rand Refinery, and which is based on the unaudited management accounts of Rand Refinery, with an estimate of its share of the probable losses at Rand Refinery of $51m related to the gold shortfall position.

8.   Taxation

	Quarter ended			Six months ended	
	Jun 2014	Mar 2014	Jun 2013	Jun 2014	Jun 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
South African taxation					
Mining tax	**10**	14	(7)	24	10
Non-mining tax	**1**	(3)	-	(2)	-
Prior year under (over) provision	**7**	(2)	1	5	(1)
Deferred taxation					
Temporary differences	**2**	(20)	(69)	(18)	(59)
Unrealised non-hedge derivatives and other commodity contracts	**(2)**	(4)	27	(6)	27
	18	(15)	(49)	3	(23)
Foreign taxation					
Normal taxation	**37**	46	(15)	83	40
Prior year over provision	**(9)**	(3)	-	(12)	-
Deferred taxation[1]					
Temporary differences	**14**	33	(831)	47	(814)
	42	77	(846)	118	(774)
	60	62	(895)	121	(797)

(1)   Included in temporary differences under Foreign taxation in 2013, is a tax credit relating to impairments, derecognition of assets of $915m and write-down of inventories of $68m.

9.   Headline (loss) earnings

	Quarter ended			Six months ended	
	Jun 2014	Mar 2014	Jun 2013	Jun 2014	Jun 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline (loss) earnings:					
(Loss) profit attributable to equity shareholders	**(80)**	39	(2,165)	(41)	(1,926)
Net impairment and derecognition of goodwill, tangible assets and intangible assets (note 5)	**-**	-	2,982	-	2,983
Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 5)	**(25)**	2	(4)	(23)	(3)
Loss on sale of Navachab (note 14)	**2**	-	-	2	-
Impairment of other investments (note 5)	**1**	-	14	1	26
Net impairment of investments in associates and joint ventures (note 7)	**6**	-	187	6	194
Taxation - current portion	**7**	-	1	7	1
Taxation - deferred portion	**-**	(3)	(902)	(3)	(903)
	(89)	38	112	(51)	372
Headline (loss) earnings per ordinary share (cents) [1]	**(22)**	9	29	(13)	96
Diluted headline (loss) earnings per ordinary share (cents) [2]	**(22)**	9	(13)	(13)	19

(1)   Calculated on the basic weighted average number of ordinary shares.
(2)   Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

10. Number of shares

	Quarter ended			Six months ended	
	Jun 2014 Reviewed	Mar 2014 Reviewed	Jun 2013 Reviewed	Jun 2014 Reviewed	Jun 2013 Reviewed
Authorised number of shares:					
Ordinary shares of 25 SA cents each	**600,000,000**	600,000,000	600,000,000	600,000,000	600,000,000
E ordinary shares of 25 SA cents each	**4,280,000**	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent Each	**5,000,000**	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid number of shares:					
Ordinary shares in issue	**403,364,237**	403,087,362	383,781,042	403,364,237	383,781,042
E ordinary shares in issue	**690,984**	697,896	1,592,308	690,984	1,592,308
Total ordinary shares:	**404,055,221**	403,785,258	385,373,350	404,055,221	385,373,350
A redeemable preference shares	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	**778,896**	778,896	778,896	778,896	778,896

In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

Ordinary shares	**403,259,109**	402,785,093	383,715,540	403,029,051	383,571,718
E ordinary shares	**699,769**	704,108	1,599,076	698,794	1,604,681
Fully vested options	**2,030,986**	2,477,845	1,735,734	2,420,030	2,059,490
Weighted average number of shares	**405,989,864**	405,967,046	387,050,350	406,147,875	387,235,889
Dilutive potential of share options	**-**	1,185,208	-	-	-
Dilutive potential of convertible bonds	**-**	-	18,140,000	-	18,140,000
Diluted number of ordinary shares	**405,989,864**	407,152,254	405,190,350	406,147,875	405,375,889

11. Share capital and premium

	As at			
	Jun 2014 Reviewed	Mar 2014 Reviewed	Dec 2013 Audited	Jun 2013 Reviewed
	US Dollar Million			
Balance at beginning of period	**7,074**	7,074	6,821	6,821
Ordinary shares issued	**21**	13	259	16
E ordinary shares issued and cancelled	**-**	-	(6)	-
Sub-total	**7,095**	7,087	7,074	6,837
Redeemable preference shares held within the group	**(53)**	(53)	(53)	(53)
Ordinary shares held within the group	**-**	-	(6)	(10)
E ordinary shares held within the group	**(10)**	(10)	(9)	(16)
Balance at end of period	**7,032**	7,024	7,006	6,758

12. Exchange rates

	Jun 2014 Unaudited	Mar 2014 Unaudited	Dec 2013 Unaudited	Jun 2013 Unaudited
ZAR/USD average for the year to date	**10.67**	10.82	9.62	9.18
ZAR/USD average for the quarter	**10.51**	10.82	10.12	9.45
ZAR/USD closing	**10.63**	10.52	10.45	9.94
AUD/USD average for the year to date	**1.09**	1.12	1.03	0.99
AUD/USD average for the quarter	**1.07**	1.12	1.08	1.01
AUD/USD closing	**1.06**	1.08	1.12	1.08
BRL/USD average for the year to date	**2.30**	2.36	2.16	2.03
BRL/USD average for the quarter	**2.23**	2.36	2.27	2.07
BRL/USD closing	**2.20**	2.26	2.34	2.20
ARS/USD average for the year to date	**7.83**	7.60	5.48	5.12
ARS/USD average for the quarter	**8.05**	7.60	6.07	5.24
ARS/USD closing	**8.13**	8.00	6.52	5.37

Rounding of figures may result in computational discrepancies.

13. Capital commitments

	Jun 2014 Reviewed	Mar 2014 Reviewed	Dec 2013 Audited	Jun 2013 Reviewed
	US Dollar Million			
Orders placed and outstanding on capital contracts at the prevailing rate of exchange [1]	325	379	437	601

[1] Includes capital commitments relating to associates and joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

14. Non-current assets and liabilities held for sale

Effective 30 April 2013, Navachab mine located in Namibia was classified as held for sale. Navachab gold mine was previously recognised as a combination of tangible assets, goodwill, current assets, current and long-term liabilities. On 10 February 2014, AngloGold Ashanti announced that it signed a binding agreement to sell Navachab to a wholly-owned subsidiary of QKR Corporation Ltd (QKR). The purchase consideration consists of two components: an initial cash payment and a deferred consideration in the form of a net smelter return (NSR).

On 30 June 2014, AngloGold Ashanti Limited announced that the sale had been completed in accordance with the sales agreement with all conditions precedent being met. A loss on disposal of $2m (note 5) was realised on the sale on Navachab.
Navachab is not a discontinued operation and is not viewed as part of the core assets of the company.

15. Financial risk management activities

Borrowings
The $1.25bn bonds and the mandatory convertible bonds settled in September 2013, are carried at fair value. The convertible bonds, settled 99.1% in August 2013 and in full in November 2013, and rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

	As at			
	Jun 2014 Reviewed	Mar 2014 Reviewed	Dec 2013 Audited	Jun 2013 Reviewed
Carrying amount	3,806	3,804	3,891	3,493
Fair value	3,822	3,743	3,704	3,400

Derivatives
The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.

Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the statement of financial position.

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quote prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following tables set out the group's financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Type of instrument

US Dollar million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	Jun 2014				Mar 2014				Dec 2013				Jun 2013			
Assets measured at fair value																
Available-for-sale financial assets																
Equity securities	60	-	-	60	60	-	-	60	47	-	-	47	42	2	-	44
Liabilities measured at fair value																
Financial liabilities at fair value through profit or loss																
Mandatory convertible bonds	-	-	-	-	-	-	-	-	-	-	-	-	270	-	-	270
$1.25bn bonds	1,457	-	-	1,457	1,400	-	-	1,400	1,353	-	-	1,353	-	-	-	-

Rounding of figures may result in computational discrepancies.

16. Contingencies

AngloGold Ashanti's material contingent liabilities and assets at 30 June 2014 and 31 December 2013 are detailed below:

Contingencies and guarantees

	Jun 2014 Reviewed	Dec 2013 Audited
	US Dollar million	
Contingent liabilities		
Groundwater pollution [1]	-	-
Deep groundwater pollution – Africa [2]	-	-
Withholding taxes – Ghana [3]	30	28
Litigation – Ghana [4] [5] [6]	97	97
ODMWA litigation [7]	211	-
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda [8]	40	38
VAT disputes – Mineração Serra Grande S.A. [9]	17	16
Tax dispute - AngloGold Ashanti Colombia S.A. [10]	199	188
Tax dispute - Cerro Vanguardia S.A. [11]	53	63
Sales tax on gold deliveries – Mineração Serra Grande S.A. [12]	-	101
Contingent assets		
Indemnity – Kinross Gold Corporation [13]	(11)	(60)
Royalty – Tau Lekoa Gold Mine [14]	-	-
Royalty – Navachab Mine QKR [15]	-	-
Financial Guarantees		
Oro Group (Pty) Limited [16]	9	10
	645	481

(1) Groundwater pollution - AngloGold Ashanti Limited has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2) Deep groundwater pollution - The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3) Withholding taxes - AngloGold Ashanti (Ghana) Limited (AGAG) received a tax assessment for the 2006 to 2008 and for the 2009 to 2011 tax years following audits by the tax authorities which related to various withholding taxes amounting to $30m (2013: $28m). Management is of the opinion that the withholding taxes were not properly assessed and the company has lodged an objection.

(4) Litigation - On 11 October 2011, AGAG terminated its commercial arrangements with Mining and Building Contractors Limited (MBC) relating to certain underground development, construction on bulkheads and diamond drilling services provided by MBC in respect of the Obuasi mine. On 8 November 2012, as a result of this termination, AGAG and MBC concluded a separation agreement that specified the terms on which the parties agreed to sever their commercial relationship. On 23 July 2013, MBC commenced proceedings against AGAG in the High Court of Justice (Commercial Division) in Accra, Ghana, and served a writ of summons that claimed a total of approximately $97m in damages. MBC asserts various claims for damages, including, among others, as a result of the breach of contract, non-payment of outstanding historical indebtedness by AGAG and the demobilisation of equipment, spare parts and material acquired by MBC for the benefit of AGAG in connection with operations at the Obuasi mine in Ghana. MBC has also asserted various labour claims on behalf of itself and certain of its former contractors and employees at the Obuasi mine. On 9 October 2013, AGAG filed a motion in court to refer the action or a part thereof to arbitration. This motion was set to be heard on 25 October 2013, however, on 24 October 2013, MBC filed a motion to discontinue the action with liberty to reapply. On 20 February 2014, AGAG was served with a new writ for approximately $97m, as previously claimed. On 2 May 2014, the court dismissed AGAG's application for stay of proceedings pending arbitration and ordered AGAG to file its statement of defence within 14 days. On 15 May 2014 AGAG filed a Notice of Appeal at the Court of Appeal. AGA further filed a Stay of Proceedings Pending Appeal at the High Court. On 11 May 2014, the High Court granted AGA's application for Stay of Proceedings pending appeal. AGAG awaits the record of proceedings to be transmitted to the Court of Appeal for the parties to file their written submissions.

(5) Litigation – AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP) which was decommissioned in 2000. The claim is to award general damages, special damages for medical treatment and punitive damages, as well as several orders relating to the operation of the PTP. The plaintiffs subsequently amended their writ to include their respective addresses. AGAG filed a defence to the amended writ on 16 July 2013 and are awaiting the plaintiffs to apply for directions. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(6) Litigation – five executive members of the PTP (AGA) Smoke Effect Association (PASEA) sued AGAG on 24 February 2014 in their personal capacity and on behalf of the members of PASEA. The plaintiffs claim that they were residents of Tutuka, Sampsonkrom, Anyimadukrom, Kortkortesua, Abomperkrom, and PTP Residential Quarters, all suburbs of Obuasi, in close proximity to the now decommissioned Pompara Treatment Plant (PTP). The plaintiffs claim they have been adversely affected by the operations of the PTP. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(7) Occupational Diseases in Mines and Works Act (ODMWA) litigation – On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an "employee" who qualifies for compensation in respect of "compensable diseases" under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

For example, on or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi ("the Balakazi Action") and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. On 4 September 2012, AngloGold Ashanti delivered its notice of intention to defend this application. AngloGold Ashanti also delivered a formal request for additional information that it requires to prepare its affidavits in respect to the allegations and the request for certification of a class.

In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class ("the Nkala Action"). The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti filed a notice of intention to oppose the application.

On 21 August 2013, an application was served on AngloGold Ashanti for the consolidation of the Balakazi Action and the Nkala Action, as well as a request for an amendment to change the scope of the classes the court was requested to certify in the previous applications that were initiated. The applicants now request certification of two classes (the "silicosis class" and the "tuberculosis class"). The silicosis class would consist of certain current and former mineworkers who have contracted silicosis, and the dependants of certain deceased mineworkers who have died of silicosis (whether or not accompanied by any other disease). The tuberculosis class would consist of certain current and former mineworkers who have or had contracted pulmonary tuberculosis and the dependants of certain deceased mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis). On 30 May 2014 AngloGold Ashanti submitted its answering affidavit.

In October 2012, AngloGold Ashanti received a further 31 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 31 summonses is approximately $7 million. On 22 October 2012, AngloGold Ashanti filed a notice of intention to oppose these claims and took legal exception to the summonses on the ground that certain particulars of claim were unclear. On 4 April 2014, the High Court of South Africa dismissed these exceptions and on 25 April 2014, AngloGold Ashanti filed its pleas in this matter. The company will continue to defend these cases on their merits.

On or about 3 March 2014, AngloGold Ashanti received an additional 21 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 21 summonses is approximately $4.5 million. AngloGold Ashanti has filed a notice of intention to oppose these claims. On 2 May 2014 AngloGold Ashanti filed a notice taking legal exception to the summonses on the ground that certain particulars of claim were unclear. The court date has not yet been set to hear the exceptions.

On or about 24 March 2014, AngloGold Ashanti received a further 686 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 686 summonses is approximately $109 million. AngloGold Ashanti has filed a notice of intention to oppose these claims. On 15 May 2014 AngloGold Ashanti filed a notice taking legal exception to the summonses on the ground that certain particulars of claim were unclear. The court date has not yet been set to hear the exceptions.

On or about 1 April 2014, AngloGold Ashanti received a further 518 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 518 summonses is approximately $90 million. AngloGold Ashanti has filed a notice of intention to oppose these claims. On 15 May 2014 AngloGold Ashanti filed a notice taking legal exception to the summonses on the ground that certain particulars of claim were unclear. The court date has not yet been set to hear the exceptions.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to reasonably estimate its share of the amounts claimed.

(8) Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the amount of $21m (2013: $19m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited's subsidiaries in Brazil are

involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $19m (2013: $19m). Management is of the opinion that these taxes are not payable.

(9)   VAT disputes - MSG received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $17m (2013: $16m).

(10) Tax dispute – AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company's tax treatment of certain items in the 2011 and 2010 income tax returns. On 23 October 2013 AGAC received the official assessments from the DIAN which established that an estimated additional tax of $35m (2013: $35m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $164m (2013: $153m), based on Colombian tax law. The company believes that it has applied the tax legislation correctly. AGAC requested in December 2013 that DIAN reconsider its decision and the company has been officially notified that DIAN will review its earlier ruling. This review is anticipated to take twelve months, at the end of which AGAC may file suit if the ruling is not reversed.

(11) Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. received a notification from the Argentina Tax Authority requesting corrections to the 2007, 2008 and 2009 income tax returns of about $15m (2013: $18m) relating to the non-deduction of tax losses previously claimed on hedge contracts. Penalties and interest on the disputed amounts are estimated at a further $38m (2013: $45m). A new notification was received on 16 July 2014 from the tax authorities that disallowed arguments from CVSA's initial response. CVSA will file another response and has until the middle of August 2014 to do so. Management is of the opinion that the taxes are not payable.

(12) Sales tax on gold deliveries – In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to the payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments were approximately $62m and $39m as at 31 December 2013, respectively. Various legal proceedings have taken place over the years with respect to this matter, as previously disclosed. On 5 May 2014, the State of Goiás published a law which enables companies to settle outstanding tax assessments of this nature. Under this law, MSG settled the two assessments in May 2014 by paying $14m in cash and by utilising $29m of existing VAT credits. The utilisation of the VAT credits is subject to legal confirmation from the State of Goiás within 180 days from the settlement agreement date. Management has concluded that the likelihood of the State of Goiás declining the utilisation of the VAT credits or part thereof is remote. The cash settlement is further set off by an indemnity from Kinross of $6m.

(13) Indemnity - As part of the acquisition by AngloGold Ashanti Limited of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in item 9 above. At 30 June 2014, the company has estimated that the maximum contingent asset is $11m (2013: $60m).

(14) Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 455,765oz (2013: 413,246oz) produced have been received to date.

(15) Royalty – As a result of the sale of Navachab, AngloGold Ashanti will receive a net smelter return paid quarterly for seven years from 1 July 2016, determined at 2% of ounces sold during the relevant quarter subject to a minimum average gold price of $1,350 and capped at a maximum of 18,750 ounces sold per quarter.

(16) Provision of surety - The company has provided surety in favour of a lender on a gold loan facility with its associate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $9m (2013: $10m). The probability of the non-performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of 90 days.

17.   Concentration of tax risk

There is a concentration of tax risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government.

The recoverable value added tax, fuel duties and appeal deposits are summarised as follows:

	Jun 2014 US Dollar million
Recoverable fuel duties [1]	10
Recoverable value added tax	30
Appeal deposits	4

(1)   Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities.

18.   Borrowings

AngloGold Ashanti's borrowings are interest bearing.

19. Announcements

Completion of the sale of the Navachab Mine: on 1 July 2014, AngloGold Ashanti announced it had, on 30 June 2014, completed the sale of AngloGold Ashanti Namibia (Proprietary) Limited, a wholly owned subsidiary which owns the Navachab Gold Mine, to QKR Corporation Limited. The transaction was announced on 10 February 2014.

Appointment of new Chief Financial Officer: On 7 July 2014, AngloGold Ashanti announced that Ms Christine Ramon will taking over the post of Chief Financial Officer and Executive Director of the board from 1 October 2014.

Rand Refinery and Corporate Update: on 25 July 2014, AngloGold Ashanti drew shareholders attention to an announcement by Rand Refinery (Pty) Limited regarding a loan facility extended to it by certain of its shareholders (including AngloGold Ashanti which owns 42.4% of the refinery), as a precautionary measure. This follows challenges encountered in the implementation of a new Enterprise Resource Planning system at the refinery. AngloGold Ashanti recorded a provision of $51m during the second quarter.

In addition, AngloGold Ashanti noted that costs incurred in the previously announced closure of the Yatela mine in Mali, and ongoing restructuring at its Obuasi mine in Ghana, impacted earnings for the second quarter.

Update on South Africa Earthquake: On 6 August 2014, AngloGold Ashanti confirmed that each one of the 3,300 people working underground at its Great Noligwa and Moab Khotsong mines early in the morning on 5 August 2014, when a 5.3 magnitude earthquake struck South Africa's North West province, were safely hoisted to surface. Twenty-eight employees who sustained minor injuries as a result of the event received medical treatment.

20. Subsequent events

On 17th July 2014, AngloGold Ashanti Holdings plc cancelled its 2012 US$1bn Revolving Credit Facility and signed a new 5 year US$1bn Revolving Credit Facility. The facility is currently undrawn.

On 25 July 2014, AngloGold Ashanti Australia Limited signed a new 5 year A$500m Revolving Credit Facility which replaces the existing A$600m Revolving Credit Facility, which was due to mature in December 2015.

By order of the Board

S M PITYANA
Chairman

S VENKATAKRISHNAN
Chief Executive Officer

7 August 2014

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A Adjusted headline (loss) earnings

	Quarter ended			Six months ended	
	Jun 2014	Mar 2014	Jun 2013	Jun 2014	Jun 2013
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million				
Headline (loss) earnings (note 9)	**(89)**	38	112	(51)	372
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts	**5**	16	(100)	21	(100)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 8)	**(2)**	(4)	27	(6)	27
Fair value adjustment on $1.25bn bonds	**31**	70	-	101	-
Fair value adjustment on option component of convertible bonds	**-**	-	-	-	(9)
Fair value adjustment on mandatory convertible bonds	**-**	-	(175)	-	(312)
Provision for losses in associate	**51**	-	-	51	-
Adjusted headline (loss) earnings	**(4)**	119	(135)	115	(23)
Adjusted headline (loss) earnings per ordinary share (cents) [1]	**(1)**	29	(35)	28	(6)

[1] Calculated on the basic weighted average number of ordinary shares.

B Adjusted gross profit

	Quarter ended			Six months ended	
	Jun 2014	Mar 2014	Jun 2013	Jun 2014	Jun 2013
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million				
Reconciliation of gross profit to adjusted gross profit:					
Gross profit	**252**	296	330	547	765
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts	**5**	16	(100)	21	(100)
Adjusted gross profit	**257**	312	231	568	665

C Price received

	Quarter ended			Six months ended	
	Jun 2014	Mar 2014	Jun 2013	Jun 2014	Jun 2013
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million / Imperial				
Gold income (note 2)	**1,321**	1,324	1,242	2,644	2,705
Adjusted for non-controlling interests	**(22)**	(20)	(17)	(41)	(40)
	1,299	1,304	1,225	2,603	2,665
Realised loss on other commodity contracts	**4**	5	7	9	14
Associates and joint ventures' share of gold income including realised non-hedge derivatives	**99**	106	65	204	134
Attributable gold income including realised non-hedge derivatives	**1,402**	1,415	1,297	2,816	2,814
Attributable gold sold - oz (000)	**1,087**	1,097	912	2,184	1,840
Price received per unit - $/oz	**1,289**	1,290	1,421	1,289	1,529

Rounding of figures may result in computational discrepancies.

D All-in sustaining costs [1]

	Quarter ended			Six months ended	
	Jun 2014	Mar 2014	Jun 2013	Jun 2014	Jun 2013
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million / Imperial				
Cost of sales (note 3)	**1,064**	1,012	1,012	2,076	2,040
Amortisation of tangible and intangible assets (note 3)	**(188)**	(184)	(214)	(372)	(428)
Adjusted for decommissioning amortisation	**2**	2	1	5	3
Inventory writedown to net realisable value and other stockpile adjustments (note 5)	**-**	-	178	**-**	178
Corporate administration and marketing related to current operations	**19**	25	57	44	122
Associates and joint ventures' share of costs	**72**	68	44	141	91
Sustaining exploration and study costs	**8**	10	33	18	64
Total sustaining capex	**205**	174	271	378	515
All-in sustaining costs	**1,183**	1,107	1,383	2,290	2,585
Adjusted for non-controlling interests and non -gold producing companies	**(21)**	(17)	(17)	(38)	(36)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**1,162**	1,090	1,366	2,252	2,549
Adjusted for stockpile write-offs	**(9)**	-	(178)	(9)	(178)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**1,153**	1,090	1,188	2,243	2,371
All-in sustaining costs	**1,183**	1,107	1,383	2,290	2,585
Non-sustaining project capital expenditure	**107**	100	285	207	554
Technology improvements	**5**	4	2	9	4
Non-sustaining exploration and study costs	**23**	21	51	43	103
Corporate and social responsibility costs not related to current operations	**6**	5	11	12	12
All-in costs	**1,324**	1,237	1,731	2,561	3,258
Adjusted for non-controlling interests and non -gold producing companies	**(19)**	(14)	(21)	(33)	(44)
All-in costs adjusted for non-controlling interests and non-gold producing companies	**1,305**	1,223	1,710	2,528	3,215
Adjusted for stockpile write-offs	**(9)**	-	(178)	(9)	(178)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**1,296**	1,223	1,532	2,519	3,037
Gold sold - oz (000)	**1,087**	1,097	912	2,184	1,840
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz	**1,060**	993	1,302	1,027	1,288
All-in cost per unit (excluding stockpile write-offs) - $/oz	**1,192**	1,114	1,679	1,153	1,650

[1] Refer to note J Summary of Operations by Mine

E Total costs [2]

Total cash costs (note 3)	**874**	778	824	1,651	1,621
Adjusted for non-controlling interests, non-gold producing companies and other	**(24)**	(34)	(28)	(58)	(67)
Associates and joint ventures' share of total cash costs	**68**	68	44	137	90
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**918**	812	840	1,730	1,644
Retrenchment costs (note 3)	**3**	6	4	9	8
Rehabilitation and other non-cash costs (note 3)	**17**	22	12	40	24
Amortisation of tangible assets (note 3)	**179**	175	206	355	419
Amortisation of intangible assets (note 3)	**9**	9	8	17	9
Adjusted for non-controlling interests and non-gold producing companies	**8**	(4)	(4)	4	(10)
Equity-accounted associates and joint ventures' share of production costs	**31**	22	1	52	4
Total production costs adjusted for non-controlling interests and non-gold producing companies	**1,165**	1,042	1,066	2,207	2,098
Gold produced - oz (000)	**1,097**	1,055	935	2,152	1,834
Total cash cost per unit - $/oz	**836**	770	898	804	896
Total production cost per unit - $/oz	**1,061**	988	1,141	1,026	1,144

[2] Refer to note J for Summary of Operations by mine

Rounding of figures may result in computational discrepancies.

F **Adjusted EBITDA**

	Quarter ended			Six months ended	
	Jun 2014	Mar 2014	Jun 2013	Jun 2014	Jun 2013
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million / Imperial				
(Loss) profit on ordinary activities before taxation	**(14)**	107	(3,081)	93	(2,735)
Add back :					
Finance costs and unwinding of obligation	**71**	71	69	142	133
Interest received	**(6)**	(6)	(10)	(12)	(17)
Amortisation of tangible and intangible assets (note 3)	**188**	184	214	372	428
Adjustments :					
Dividend received (note 2)	**-**	-	-	-	(5)
Exchange gain (loss)	**8**	6	(5)	14	-
Fair value adjustment on the mandatory convertible bonds	**-**	-	(175)	-	(312)
Fair value adjustment on option component of convertible bonds	**-**	-	-	-	(9)
Fair value adjustment on $1.25bn bonds	**31**	70	-	101	-
Net impairment and derecognition of goodwill, tangible and intangible assets (note 5)	**-**	-	2,982	-	2,983
Impairment of other investments (note 5)	**1**	-	14	1	26
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments (note 5)	**-**	-	178	-	178
Write-off of loan (note 5)	**-**	-	7	-	7
Retrenchments at mining operations (note 3)	**3**	6	4	9	8
Retrenchment and related costs	**31**	-	-	31	-
Net (profit) loss on disposal and derecognition of assets (note 5)	**(25)**	2	(4)	(23)	(3)
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts	**5**	16	(100)	21	(100)
Associates and joint ventures' exceptional expense	**6**	-	187	6	194
Associates and joint ventures' - adjustments for amortisation, interest, taxation and other.	**83**	20	9	103	20
Adjusted EBITDA	**382**	**476**	**288**	**858**	**796**

G **Interest cover**

Adjusted EBITDA (note F)	**382**	**476**	**288**	**858**	**796**
Finance costs (note 6)	**64**	64	54	128	103
Capitalised finance costs	**-**	-	3	-	7
	64	64	57	128	110
Interest cover - times	**6**	7	5	7	7

H **Net asset value - cents per share**

	As at Jun 2014	As at Mar 2014	As at Dec 2013	As at Jun 2013
	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million			
Total equity	**3,101**	3,175	3,107	3,192
Mandatory convertible bonds	**-**	-	-	270
	3,101	3,175	3,107	3,462
Number of ordinary shares in issue - million (note 10)	**404**	404	403	385
Net asset value - cents per share	**767**	786	770	898
Total equity	**3,101**	3,175	3,107	3,192
Mandatory convertible bonds	**-**	-	-	270
Intangible assets	**(270)**	(269)	(267)	(281)
	2,831	2,906	2,840	3,181
Number of ordinary shares in issue - million (note 10)	**404**	404	403	385
Net tangible asset value - cents per share	**701**	720	704	825

I **Net debt**

Borrowings - long-term portion	**3,619**	3,569	3,633	2,212
Borrowings - short-term portion	**187**	235	258	1,011
Bank overdraft	**4**	22	20	31
Total borrowings (1)	**3,810**	3,826	3,911	3,254
Corporate office lease	**(24)**	(24)	(25)	(26)
Unamortised portion of the convertible and rated bonds	**25**	(3)	2	34
Fair value adjustment on $1.25bn bonds	**(159)**	(128)	(58)	-
Cash restricted for use	**(54)**	(51)	(77)	(63)
Cash and cash equivalents	**(604)**	(525)	(648)	(415)
Net debt excluding mandatory convertible bonds	**2,994**	3,095	3,105	2,784

(1) Borrowings exclude the mandatory convertible bonds (note H).

Rounding of figures may result in computational discrepancies.

J Summary of Operations by Mine

For the three months ended 30 June 2014

<u>Operations in South Africa</u>
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Mponeng	Tau Tona	Surface operations	South Africa other	Total South Africa (Operations)	Corporate
All-in sustaining costs									
Cost of sales per financial statements	**25**	**51**	**53**	**80**	**63**	**61**	**-**	**333**	**3**
Amortisation of tangible and intangible assets	(2)	(12)	(13)	(19)	(14)	(8)	1	(67)	(2)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	20
Total sustaining capital expenditure	3	7	9	18	11	12	(1)	59	1
All-in sustaining costs	**26**	**46**	**49**	**79**	**60**	**65**	**-**	**325**	**22**
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**26**	**46**	**49**	**79**	**60**	**65**	**-**	**325**	**22**
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**26**	**46**	**49**	**79**	**60**	**65**	**-**	**325**	**22**
All-in sustaining costs	**26**	**46**	**49**	**79**	**60**	**65**	**-**	**325**	**22**
Non-sustaining Project capex	-	-	1	8	-	-	-	9	-
Technology improvements	-	-	-	-	-	-	5	5	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	1
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	2
All-in costs	**26**	**46**	**50**	**87**	**60**	**65**	**5**	**339**	**25**
Adjusted for non-controlling interests and non -gold producing companies[1]	-	-	-	-	-	-	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**26**	**46**	**50**	**87**	**60**	**65**	**5**	**339**	**24**
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**26**	**46**	**50**	**87**	**60**	**65**	**5**	**339**	**24**
Gold sold - oz (000)[3]	**21**	**39**	**57**	**85**	**53**	**52**	**-**	**306**	**-**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**1,206**	**1,193**	**880**	**927**	**1,135**	**1,258**	**-**	**1,064**	**-**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,206**	**1,193**	**892**	**1,020**	**1,135**	**1,258**	**-**	**1,109**	**-**

[1] *Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.*

[2] *Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.*

[3] *Attributable portion.*

[4] *In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*

[5] *Corporate includes non-gold producing subsidiaries.*

[6] *Total cash costs per ounce calculation includes heap-leach inventory change.*

For the three months ended 30 June 2014

Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Mponeng	TauTona	Surface operations	South Africa other	Total South Africa (Operations)	Corporate[5]
Total cash costs									
Total cash costs per financial statements	**23**	**41**	**42**	**63**	**51**	**56**	**(1)**	**275**	**1**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	-	-	-	-	-
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**23**	**41**	**42**	**63**	**51**	**56**	**(1)**	**275**	**1**
Retrenchment costs	-	-	-	1	1	-	1	3	-
Rehabilitation and other non-cash costs	-	-	-	1	-	-	1	2	(1)
Amortisation of tangible assets	2	11	12	17	13	8	(1)	62	1
Amortisation of intangible assets	-	1	1	1	1	1	-	5	1
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	-	-	-	-	-	(1)
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	1
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**25**	**53**	**55**	**83**	**66**	**65**	**-**	**347**	**2**
Gold produced - oz (000) [3]	**22**	**40**	**59**	**88**	**56**	**55**	**-**	**319**	**-**
Total cash costs per unit - $/oz[4]	**1,060**	**1,021**	**707**	**714**	**923**	**1,016**	**-**	**863**	**-**
Total production costs per unit - $/oz[4]	**1,186**	**1,331**	**937**	**941**	**1,195**	**1,171**	**-**	**1,089**	**-**

For the three months ended 30 June 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
All-in sustaining costs											
Cost of sales per financial statements	-	49	81	91	-	-	-	12	89	2	324
Amortisation of tangible and intangible assets	-	(7)	(4)	(8)	-	-	-	-	(16)	(1)	(36)
Adjusted for decommissioning amortisation	-	-	-	1	-	-	-	-	-	-	1
Associates and equity accounted joint ventures' share of costs [2]	28	-	-	-	12	26	7	-	-	(1)	72
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	1	1
Total sustaining capital expenditure	-	3	16	9	-	2	-	1	29	-	60
All-in sustaining costs	28	45	93	93	12	28	7	13	102	1	422
Adjusted for non-controlling interests and non-gold producing companies [1]	-	-	-	(14)	-	-	-	-	-	(0)	(14)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	28	45	93	79	12	28	7	13	102	1	408
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(2)	(7)	-	(9)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	28	45	93	79	12	28	7	11	95	1	399
All-in sustaining costs	28	45	93	93	12	28	7	13	102	1	422
Non-sustaining Project capex	49	-	12	-	-	-	-	-	-	-	61
Non-sustaining exploration and study costs	1	-	-	2	-	-	-	-	-	-	3
All-in costs	78	45	105	95	12	28	7	13	102	1	486
Adjusted for non-controlling interests and non-gold producing companies [1]	-	-	-	(14)	-	-	-	-	-	-	(14)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	78	45	105	81	12	28	7	13	102	1	472
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(2)	(7)	-	(9)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	78	45	105	81	12	28	7	11	95	1	463
Gold sold - oz (000) [3]	38	46	65	86	10	25	3	17	110	-	401
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz [4]	738	998	1,420	916	1,173	1,078	2,836	651	878	-	998
All-in cost per unit (excluding stockpile write-offs) - $/oz [4]	2,047	998	1,605	935	1,173	1,078	2,836	651	878	-	1,157

For the three months ended 30 June 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa Other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
Total cash costs											
Total cash costs per financial statements	-	43	75	74	-	-	-	12	73	-	277
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	(11)	-	-	-	-	-	-	(11)
Associates and equity accounted joint ventures' share of total cash costs[2]	29	-	-	-	11	22	5	-	-	1	68
Total cash costs adjusted for non-controlling interests and non-gold producing companies	29	43	75	63	11	22	5	12	73	1	334
Retrenchment costs	-	-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	-	1	1	3	-	-	-	-	1	1	7
Amortisation of tangible assets	-	7	4	8	-	-	-	-	16	-	35
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	(2)	-	-	-	-	-	-	(2)
Associates and equity accounted joint ventures' share of total cash costs[2]	18	-	-	-	3	7	3	-	-	(1)	30
Total cash costs adjusted for non-controlling interests and non-gold producing companies	47	51	80	72	14	29	8	12	90	2	405
Gold produced - oz (000) [3]	41	47	64	80	10	23	2	17	110	-	395
Total cash costs per unit - $/oz[4]	717	911	1,175	777	1,137	957	1,931	733	667	-	846
Total production costs per unit - $/oz[4]	1,149	1,077	1,250	898	1,427	1,246	3,027	733	823	-	1,024

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	UNITED STATES OF AMERICA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
All-in sustaining costs										
Cost of sales per financial statements	**90**	**72**	**5**	**167**	**59**	**51**	**89**	**39**	**(1)**	**237**
Amortisation of tangible and intangible assets	(12)	(25)	(2)	(39)	-	(8)	(25)	(11)	-	(44)
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	-	-
Corporate administration and marketing related to current operations	-	-	(1)	(1)	-	-	-	-	-	-
Sustaining exploration and study costs	-	1	1	2	-	-	2	-	3	5
Total sustaining capital expenditure	10	14	-	24	6	14	31	10	-	61
All-in sustaining costs	**88**	**63**	**3**	**154**	**65**	**57**	**97**	**38**	**2**	**259**
Adjusted for non-controlling interests and non -gold producing companies[1]	-	-	-	-	-	(4)	-	-	(3)	(7)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**88**	**63**	**3**	**154**	**65**	**53**	**97**	**38**	**(1)**	**252**
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**88**	**63**	**3**	**154**	**65**	**53**	**97**	**38**	**(1)**	**252**
All-in sustaining costs	**88**	**63**	**3**	**154**	**65**	**57**	**97**	**38**	**2**	**259**
Non-sustaining Project capex	-	-	-	-	37	-	-	-	-	37
Non-sustaining exploration and study costs	-	-	2	2	-	-	-	-	17	17
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	4	-	-	4
All-in costs	**88**	**63**	**5**	**156**	**102**	**57**	**101**	**38**	**19**	**317**
Adjusted for non-controlling interests and non -gold producing companies[1]	-	-	-	-	-	(4)	-	-	-	(4)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**88**	**63**	**5**	**156**	**102**	**53**	**101**	**38**	**19**	**313**
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**88**	**63**	**5**	**156**	**102**	**53**	**101**	**38**	**19**	**313**
Gold sold - oz (000)[3]	**57**	**90**	**-**	**147**	**53**	**57**	**93**	**32**	**-**	**234**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**1,527**	**689**	**-**	**1,048**	**1,221**	**935**	**1,043**	**1,212**	**-**	**1,077**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,527**	**689**	**-**	**1,063**	**1,913**	**936**	**1,088**	**1,212**	**-**	**1,335**

For the three months ended 30 June 2014

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

| | AUSTRALIA | | | | UNITED STATES OF AMERICA | ARGENTINA | BRAZIL | | | |
	Sunrise Dam	Tropicana	Australia other	TOTAL AUSTRALIA	Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande	Americas other	TOTAL AMERICAS
Total cash costs										
Total cash costs per financial statements	81	46	5	132	54	46	63	27	(1)	**189**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	(10)	(3)	-	-	-	(13)
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	81	46	5	132	44	43	63	27	(1)	**176**
Retrenchment costs	-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	1	5	-	6	3	1	(2)	-	1	3
Amortisation of tangible assets	12	25	2	39	-	8	23	11	-	42
Amortisation of intangible assets	-	-	-	-	-	-	1	-	1	2
Adjusted for non-controlling interests, non-gold producing companies[1]		-	-	-	11	(1)	-	-	1	11
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**94**	**76**	**7**	**177**	**58**	**51**	**85**	**38**	**2**	**234**
Gold produced - oz (000) [3]	**62**	**93**	**-**	**155**	**49**	**62**	**88**	**30**	**-**	**229**
Total cash costs per unit - $/oz[4]	**1,308**	**498**	**-**	**850**	**899** [6]	**682**	**717**	**879**	**-**	**765**
Total production costs per unit - $/oz[4]	**1,523**	**819**	**-**	**1,137**	**1,205**	**822**	**984**	**1,238**	**-**	**1,018**

For the three months ended 31 March 2014

Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Mponeng	Tau Tona	Surface operations	South Africa other	Total South Africa (Operations)	Corporate
All-in sustaining costs									
Cost of sales per financial statements	**22**	**53**	**49**	**74**	**58**	**56**	**-**	**312**	**1**
Amortisation of tangible and intangible assets	(2)	(20)	(12)	(17)	(17)	(5)	1	(72)	(3)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	23
Associates and equity accounted joint ventures' share of costs[2]	-	-	-	-	-	-	-	-	(1)
Total sustaining capital expenditure	1	5	7	14	6	9	-	42	-
All-in sustaining costs	**21**	**38**	**44**	**71**	**47**	**60**	**1**	**282**	**20**
Adjusted for non-controlling interests and non -gold producing companies[1]	-	-	-	-	-	-	-	-	3
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**21**	**38**	**44**	**71**	**47**	**60**	**1**	**282**	**23**
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**21**	**38**	**44**	**71**	**47**	**60**	**1**	**282**	**23**
All-in sustaining costs	**21**	**38**	**44**	**71**	**47**	**60**	**1**	**282**	**20**
Non-sustaining Project capex	-	-	-	8	-	-	1	9	-
Technology improvements	-	-	-	-	-	-	4	4	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	1
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	2
All-in costs	**21**	**38**	**44**	**79**	**47**	**60**	**6**	**295**	**23**
Adjusted for non-controlling interests and non -gold producing companies[1]	-	-	-	-	-	-	-	-	2
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**21**	**38**	**44**	**79**	**47**	**60**	**6**	**295**	**25**
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**21**	**38**	**44**	**79**	**47**	**60**	**6**	**295**	**25**
Gold sold - oz (000)[3]	**17**	**29**	**55**	**76**	**52**	**60**	**-**	**290**	**-**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**1,200**	**1,320**	**802**	**930**	**916**	**1,000**	**-**	**975**	**-**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,200**	**1,320**	**805**	**1,040**	**916**	**1,000**	**-**	**1,017**	**-**

[1] *Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.*
[2] *Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.*
[3] *Attributable portion.*
[4] *In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*
[5] *Corporate includes non-gold producing subsidiaries.*
[6] *Total cash costs per ounce calculation includes heap-leach inventory change.*

For the three months ended 31 March 2014

<u>**Operations in South Africa**</u>
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Mponeng	TauTona	Surface operations	South Africa other	Total South Africa (Operations)	Corporate[5]
Total cash costs									
Total cash costs per financial statements	**19**	**32**	**35**	**54**	**40**	**50**	**1**	**231**	**(1)**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	-	-	-	-	2
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	(1)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**19**	**32**	**35**	**54**	**40**	**50**	**1**	**231**	**-**
Retrenchment costs	-	1	1	2	1	-	-	5	-
Rehabilitation and other non-cash costs	-	1	1	1	1	1	-	5	(2)
Amortisation of tangible assets	1	19	11	16	16	5	(1)	67	1
Amortisation of intangible assets	-	-	1	1	1	1	1	5	1
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	1
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**20**	**53**	**49**	**74**	**59**	**57**	**1**	**313**	**1**
Gold produced - oz (000) [3]	**17**	**29**	**55**	**76**	**52**	**60**	**-**	**290**	**-**
Total cash costs per unit - $/oz[4]	**1,123**	**1,074**	**646**	**709**	**774**	**836**	**-**	**797**	**-**
Total production costs per unit - $/oz[4]	**1,258**	**1,802**	**888**	**974**	**1,125**	**934**	**-**	**1,077**	**-**

For the three months ended 31 March 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

| | DRC | GHANA | | GUINEA | MALI | | | NAMIBIA | TANZANIA | Continental Africa other | TOTAL CONTINENTAL AFRICA |
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
All-in sustaining costs											
Cost of sales per financial statements	-	52	71	78	-	-	-	14	109	1	325
Amortisation of tangible and intangible assets	-	(5)	(4)	(7)	-	-	-	-	(18)	(1)	(35)
Adjusted for decommissioning amortisation	-	-	-	1	-	-	-	-	-	-	1
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	1	1
Associates and equity accounted joint ventures' share of costs[2]	28	-	-	-	11	23	7	-	-	-	69
Sustaining exploration and study costs	-	-	-	1	-	-	-	-	-	-	1
Total sustaining capital expenditure	2	4	14	9	4	1	-	-	36	-	70
All-in sustaining costs	30	51	81	82	15	24	7	14	127	1	432
Adjusted for non-controlling interests and non -gold producing companies[1]	-	-	-	(12)	-	-	-	-	-	-	(12)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	30	51	81	70	15	24	7	14	127	1	420
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	30	51	81	70	15	24	7	14	127	1	420
All-in sustaining costs	30	51	81	82	15	24	7	14	127	1	432
Non-sustaining Project capex	46	-	11	-	-	-	-	-	-	-	57
Non-sustaining exploration and study costs	-	-	-	1	-	-	-	-	-	1	2
All-in costs	76	51	92	83	15	24	7	14	127	2	491
Adjusted for non-controlling interests and non -gold producing companies[1]	**-**	**-**	**-**	**(12)**	**-**	**-**	**-**	**-**	**-**	**-**	**(12)**
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	76	51	92	71	15	24	7	14	127	2	479
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	76	51	92	71	15	24	7	14	127	2	479
Gold sold - oz (000)[3]	**51**	**57**	**53**	**71**	**10**	**17**	**4**	**17**	**122**	**-**	**401**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	572	898	1,530	961	1,598	1,404	2,062	785	1,048	-	1,042
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	1,495	898	1,741	978	1,598	1,404	2,062	785	1,048	-	1,189

For the three months ended 31 March 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa Other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
Total cash costs											
Total cash costs per financial statements	-	32	66	66	-	-	-	13	67	(1)	243
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	(10)	-	-	-	-	-	-	(10)
Associates and equity accounted joint ventures' share of total cash costs[2]	28	-	-	-	11	24	6	-	-	-	69
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**28**	**32**	**66**	**56**	**11**	**24**	**6**	**13**	**67**	**(1)**	**302**
Retrenchment costs	-	-	-	-	-	-	-	-	1	-	1
Rehabilitation and other non-cash costs	-	1	2	1	-	-	-	-	3	-	7
Amortisation of tangible assets	-	5	4	7	-	-	-	-	18	1	35
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	(1)	-	-	-	-	-	-	(1)
Associates and equity accounted joint ventures' share of total cash costs[2]	14	-	-	-	1	6	-	-	-	-	21
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**42**	**38**	**72**	**63**	**12**	**30**	**6**	**13**	**89**	**1**	**366**
Gold produced - oz (000) [3]	**51**	**45**	**53**	**70**	**10**	**19**	**4**	**16**	**106**	**-**	**374**
Total cash costs per unit - $/oz[4]	**538**	**716**	**1,234**	**800**	**1,099**	**1,262**	**1,804**	**771**	**631**	**-**	**808**
Total production costs per unit - $/oz[4]	**806**	**857**	**1,346**	**907**	**1,215**	**1,591**	**1,889**	**780**	**832**	**-**	**977**

For the three months ended 31 March 2014

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Sunrise Dam	Tropicana	Australia other	TOTAL AUSTRALIA	Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande	Americas other	TOTAL AMERICAS
	Australia				*UNITED STATES OF AMERICA*	*ARGENTINA*	*BRAZIL*			
All-in sustaining costs										
Cost of sales per financial statements	**89**	**62**	**6**	**157**	**43**	**56**	**81**	**37**	**-**	**217**
Amortisation of tangible and intangible assets	(8)	(22)	-	(30)	-	(8)	(26)	(10)	-	(44)
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	-	-
Corporate administration and marketing related to current operations	-	-	1	1	-	-	-	-	-	-
Sustaining exploration and study costs	-	-	2	2	-	-	2	1	4	7
Total sustaining capital expenditure	9	18	-	27	4	7	17	7	-	35
All-in sustaining costs	**90**	**59**	**9**	**158**	**47**	**55**	**74**	**35**	**4**	**215**
Adjusted for non-controlling interests and non -gold producing companies[1]	-	-	-	-	-	(4)	-	-	(4)	(8)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**90**	**59**	**9**	**158**	**47**	**51**	**74**	**35**	**-**	**207**
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**90**	**59**	**9**	**158**	**47**	**51**	**74**	**35**	**-**	**207**
All-in sustaining costs	**90**	**59**	**9**	**158**	**47**	**55**	**74**	**35**	**4**	**215**
Non-sustaining Project capex	-	-	-	-	34	-	-	-	-	34
Non-sustaining exploration and study costs	-	-	2	2	-	-	-	-	16	16
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	2	1	-	3
All-in costs	**90**	**59**	**11**	**160**	**81**	**55**	**76**	**36**	**20**	**268**
Adjusted for non-controlling interests and non -gold producing companies[1]	-	-	-	-	-	(4)	-	-	-	(4)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**90**	**59**	**11**	**160**	**81**	**51**	**76**	**36**	**20**	**264**
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**90**	**59**	**11**	**160**	**81**	**51**	**76**	**36**	**20**	**264**
Gold sold - oz (000)[3]	**83**	**86**	**-**	**168**	**47**	**65**	**92**	**34**	**-**	**237**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**1,095**	**694**	**-**	**929**	**1,015**	**800**	**805**	**1,027**	**-**	**879**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,095**	**694**	**-**	**938**	**1,748**	**801**	**834**	**1,046**	**-**	**1,119**

For the three months ended 31 March 2014

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Sunrise Dam	Tropicana	Australia other	TOTAL AUSTRALIA	Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande	Americas other	TOTAL AMERICAS
		AUSTRALIA			**UNITED STATES OF AMERICA**	**ARGENTINA**	**BRAZIL**			
Total cash costs										
Total cash costs per financial statements	75	42	4	121	60	41	58	25	-	184
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	(23)	(3)	-	-	-	(26)
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	75	42	4	121	37	38	58	25	-	158
Retrenchment costs	-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	-	-	1	1	8	2	-	-	1	11
Amortisation of tangible assets	8	22	-	30	-	8	24	10	-	42
Amortisation of intangible assets	-	-	-	-	-	-	1	-	1	2
Adjusted for non-controlling interests, non-gold producing companies[1]		-	-	-	(2)	(1)	-	-	-	(3)
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	83	64	5	152	43	47	83	35	2	210
Gold produced - oz (000) [3]	71	84	-	155	52	58	94	32	-	236
Total cash costs per unit - $/oz[4]	1,066	495	-	779	699 [6]	644	619	799	-	668
Total production costs per unit - $/oz[4]	1,180	751	-	979	826	804	895	1,134	-	890

For the three months ended 30 June 2013

Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Mponeng	Tau Tona	Surface operations	South Africa other	Total South Africa (Operations)	Corporate
All-in sustaining costs									
Cost of sales per financial statements	**24**	**53**	**65**	**84**	**65**	**51**	**-**	**342**	**1**
Amortisation of tangible and intangible assets	(2)	(12)	(19)	(21)	(13)	6	1	(60)	(2)
Adjusted for decommissioning amortisation	-	-	-	-	-	(1)	1	-	(1)
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	1	1	-
Corporate administration and marketing related to current operations	-	-	-	-	-	-	1	1	48
Associates and equity accounted joint ventures' share of costs[2]	-	-	-	-	-	-	-	-	(1)
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	(1)
Total sustaining capital expenditure	3	16	23	23	15	4	1	85	-
All-in sustaining costs	**25**	**57**	**69**	**86**	**67**	**60**	**5**	**369**	**44**
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**25**	**57**	**69**	**86**	**67**	**60**	**5**	**369**	**44**
Adjusted for stockpile write-offs	-	-	-	-	-	-	(1)	(1)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**25**	**57**	**69**	**86**	**67**	**60**	**4**	**368**	**44**
All-in sustaining costs	**25**	**57**	**69**	**86**	**67**	**60**	**5**	**369**	**44**
Non-sustaining Project capex	-	1	14	21	1	2	(1)	38	(1)
Technology improvements	-	-	-	-	-	-	2	2	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	4
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	8
All-in costs	**25**	**58**	**83**	**107**	**68**	**62**	**6**	**409**	**55**
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**25**	**58**	**83**	**107**	**68**	**62**	**6**	**409**	**55**
Adjusted for stockpile write-offs	-	-	-	-	-	-	(1)	(1)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**25**	**58**	**83**	**107**	**68**	**62**	**5**	**408**	**55**
Gold sold - oz (000)[3]	**21**	**46**	**42**	**78**	**54**	**61**	**-**	**303**	**-**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**1,193**	**1,226**	**1,641**	**1,098**	**1,244**	**1,009**	**-**	**1,213**	**-**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,193**	**1,237**	**1,970**	**1,365**	**1,253**	**1,009**	**-**	**1,342**	**-**

[1] *Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.*

[2] *Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.*

[3] *Attributable portion.*

[4] *In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*

[5] *Corporate includes non-gold producing subsidiaries.*

[6] *Total cash costs per ounce calculation includes heap-leach inventory change.*

For the three months ended 30 June 2013

<u>**Operations in South Africa**</u>
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Mponeng	TauTona	Surface operations	South Africa other	Total South Africa (Operations)	Corporate[5]
Total cash costs									
Total cash costs per financial statements	**21**	**41**	**43**	**61**	**51**	**56**	**-**	**273**	**(2)**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	-	-	-	-	1
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**21**	**41**	**43**	**61**	**51**	**56**	**-**	**273**	**(1)**
Retrenchment costs	-	1	1	-	1	-	-	3	-
Rehabilitation and other non-cash costs	-	1	2	3	2	2	(1)	9	-
Amortisation of tangible assets	2	10	17	20	12	(6)	-	55	2
Amortisation of intangible assets	-	1	1	2	1	-	1	6	1
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	-	-	-	-	-	(1)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**23**	**54**	**64**	**86**	**67**	**52**	**-**	**346**	**1**
Gold produced - oz (000) [3]	**21**	**47**	**42**	**80**	**56**	**62**	**-**	**307**	**-**
Total cash costs per unit - $/oz[4]	**992**	**869**	**1,039**	**766**	**919**	**903**	**-**	**890**	**-**
Total production costs per unit - $/oz[4]	**1,133**	**1,151**	**1,549**	**1,073**	**1,201**	**824**	**-**	**1,127**	**-**

For the three months ended 30 June 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC Kibali	GHANA Iduapriem	GHANA Obuasi	GUINEA Siguiri	MALI Morila	MALI Sadiola	MALI Yatela	NAMIBIA Navachab	TANZANIA Geita	Continental Africa other	TOTAL CONTINENTAL AFRICA
All-in sustaining costs											
Cost of sales per financial statements	-	56	108	67	-	-	-	13	77	11	332
Amortisation of tangible and intangible assets	-	(8)	(24)	(7)	-	-	-	-	(34)	(6)	(79)
Adjusted for decommissioning amortisation	-	-	-	1	-	-	-	-	-	1	2
Inventory writedown to net realisable value and other stockpile adjustments	-	83	4	-	-	-	-	24	66	-	177
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	1	1
Associates and equity accounted joint ventures' share of costs[2]	1	-	-	-	13	22	8	-	-	1	45
Sustaining exploration and study costs	-	1	2	5	-	1	-	-	6	-	15
Total sustaining capital expenditure	-	6	39	5	2	2	-	1	29	-	84
All-in sustaining costs	1	138	129	71	15	25	8	38	144	8	577
Adjusted for non-controlling interests and non -gold producing companies[1]	-	-	-	(12)	-	-	-	-	-	(0)	(12)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	1	138	129	59	15	25	8	38	144	8	565
Adjusted for stockpile write-offs	-	(83)	(4)	-	-	-	-	(24)	(66)	-	(177)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	1	55	125	59	15	25	8	14	78	8	388
All-in sustaining costs	1	138	129	71	15	25	8	38	144	8	577
Non-sustaining Project capex	105	2	8	-	-	2	1	-	-	19	137
Non-sustaining exploration and study costs	-	-	-	2	-	-	-	-	-	6	8
All-in costs	106	140	137	73	15	27	9	38	144	33	722
Adjusted for non-controlling interests and non -gold producing companies[1]	-	-	-	(15)	-	-	-	-	-	(0)	(15)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	106	140	137	58	15	27	9	38	144	33	707
Adjusted for stockpile write-offs	-	(83)	(4)	-	-	-	-	(24)	(66)	-	(177)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	106	57	133	58	15	27	9	14	78	33	530
Gold sold - oz (000)[3]	-	50	53	59	17	23	6	13	102	-	323
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	-	1,106	2,351	1,008	856	1,080	1,540	1,064	764	-	1,205
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	-	1,137	2,495	1,040	856	1,178	1,658	1,064	766	-	1,642

For the three months ended 30 June 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa Other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
Total cash costs											
Total cash costs per financial statements	-	46	90	62	-	-	-	13	56	1	268
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	(9)	-	-	-	-	-	-	(9)
Associates and equity accounted joint ventures' share of total cash costs[2]	1	-	-	-	12	23	8	-	-	-	44
Total cash costs adjusted for non-controlling interests and non-gold producing companies	1	46	90	53	12	23	8	13	56	1	303
Retrenchment costs	-	-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	-	2	(2)	-	-	-	-	-	(1)	4	3
Amortisation of tangible assets	-	8	24	7	-	-	-	1	35	1	76
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	(1)	-	-	-	-	-	-	(1)
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	1	-	-	-	1
Total cash costs adjusted for non-controlling interests and non-gold producing companies	1	56	112	59	12	23	9	14	90	7	383
Gold produced - oz (000) [3]	-	51	58	62	17	23	6	13	113	-	343
Total cash costs per unit - $/oz[4]	-	911	1,560	850	728	1,003	1,451	976	514	-	883
Total production costs per unit - $/oz[4]	-	1,106	2,002	941	757	1,003	1,634	1,077	812	-	1,119

For the three months ended 30 June 2013

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	UNITED STATES OF AMERICA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
All-in sustaining costs										
Cost of sales per financial statements	**95**	**-**	**6**	**101**	**55**	**53**	**93**	**35**	**-**	**236**
Amortisation of tangible and intangible assets	(13)	-	-	(13)	(11)	(11)	(29)	(10)	1	(60)
Corporate administration and marketing related to current operations	-	-	-	-	5	-	2	-	(1)	6
Sustaining exploration and study costs	4	1	3	8	1	3	5	2	-	11
Total sustaining capital expenditure	10	12	3	25	4	23	36	9	5	77
All-in sustaining costs	**96**	**13**	**12**	**121**	**54**	**68**	**107**	**36**	**5**	**270**
Adjusted for non-controlling interests and non -gold producing companies[1]	-	-	-	-	-	(5)	-	-	-	(5)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**96**	**13**	**12**	**121**	**54**	**63**	**107**	**36**	**5**	**265**
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**96**	**13**	**12**	**121**	**54**	**63**	**107**	**36**	**5**	**265**
All-in sustaining costs	**96**	**13**	**12**	**121**	**54**	**68**	**107**	**36**	**5**	**270**
Non-sustaining Project capex	-	75	-	75	27	5	2	1	1	36
Non-sustaining exploration and study costs	-	-	3	3	-	-	2	-	34	36
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	3	-	-	3
All-in costs	**96**	**88**	**15**	**199**	**81**	**73**	**114**	**37**	**40**	**345**
Adjusted for non-controlling interests and non -gold producing companies[1]	-	-	-	-	-	(6)	-	-	-	(6)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**96**	**88**	**15**	**199**	**81**	**67**	**114**	**37**	**40**	**339**
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**96**	**88**	**15**	**199**	**81**	**67**	**114**	**37**	**40**	**339**
Gold sold - oz (000)[3]	**50**	**-**	**-**	**50**	**61**	**62**	**76**	**37**	**-**	**236**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**1,938**	**-**	**-**	**2,424**	**884**	**1,021**	**1,389**	**991**	**-**	**1,123**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,938**	**-**	**-**	**3,972**	**1,319**	**1,103**	**1,484**	**1,024**	**-**	**1,439**

For the three months ended 30 June 2013

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	UNITED STATES OF AMERICA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
Total cash costs										
Total cash costs per financial statements	86	-	6	92	61	41	65	25	1	193
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	(17)	(3)	-	-	-	(20)
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	86	-	6	92	44	38	65	25	1	173
Retrenchment costs	-	-	-	-	-	-	1	-	-	1
Rehabilitation and other non-cash costs	(2)	-	-	(2)	2	2	(3)	-	1	2
Amortisation of tangible assets	13	-	-	13	11	11	29	10	(1)	60
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	-
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	-	(1)	(1)	-	-	-	(2)
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	97	-	6	103	56	50	92	35	1	234
Gold produced - oz (000) [3]	50	-	-	50	60	62	76	37	-	235
Total cash costs per unit - $/oz[4]	1,713	-	-	1,829	726 [6]	615	858	675	-	733
Total production costs per unit - $/oz[4]	1,924	-	-	2,051	907	810	1,215	935	-	988

For the six months ended 30 June 2014

Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Mponeng	Tau Tona	Surface operations	South Africa other	Total South Africa (Operations)	Corporate
All-in sustaining costs									
Cost of sales per financial statements	**46**	**104**	**102**	**154**	**122**	**117**	**-**	**645**	**5**
Amortisation of tangible and intangible assets	(4)	(31)	(25)	(36)	(31)	(13)	1	(139)	(4)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	1	1	42
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	1
Total sustaining capital expenditure	4	12	16	31	17	21	1	102	(1)
All-in sustaining costs	**46**	**85**	**93**	**149**	**108**	**125**	**3**	**609**	**43**
Adjusted for non-controlling interests and non -gold producing companies[1]	-	-	-	-	-	-	-	-	3
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**46**	**85**	**93**	**149**	**108**	**125**	**3**	**609**	**46**
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**46**	**85**	**93**	**149**	**108**	**125**	**3**	**609**	**46**
All-in sustaining costs	**46**	**85**	**93**	**149**	**108**	**125**	**3**	**609**	**43**
Non-sustaining Project capex	-	-	1	16	-	-	-	17	-
Technology improvements	-	-	-	-	-	-	9	9	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	2
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	5
All-in costs	**46**	**85**	**94**	**165**	**108**	**125**	**12**	**635**	**50**
Adjusted for non-controlling interests and non -gold producing companies[1]							-	-	3
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**46**	**85**	**94**	**165**	**108**	**125**	**12**	**635**	**53**
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**46**	**85**	**94**	**165**	**108**	**125**	**12**	**635**	**53**
Gold sold - oz (000)[3]	**38**	**68**	**112**	**161**	**105**	**112**	**-**	**596**	**-**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**1,203**	**1,248**	**842**	**929**	**1,026**	**1,119**	**-**	**1,020**	**-**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,203**	**1,248**	**849**	**1,029**	**1,026**	**1,119**	**-**	**1,064**	**-**

[1] *Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.*
[2] *Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.*
[3] *Attributable portion.*
[4] *In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*
[5] *Corporate includes non-gold producing subsidiaries.*
[6] *Total cash costs per ounce calculation includes heap-leach inventory change.*

For the six months ended 30 June 2014

Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Mponeng	TauTona	Surface operations	South Africa other	Total South Africa (Operations)	Corporate[5]
Total cash costs									
Total cash costs per financial statements	**42**	**72**	**77**	**117**	**91**	**106**	**1**	**506**	**-**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	-	-	-	-	2
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	1
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**42**	**72**	**77**	**117**	**91**	**106**	**1**	**506**	**3**
Retrenchment costs	1	2	1	3	1	-	(1)	7	-
Rehabilitation and other non-cash costs	1	1	1	2	1	1	-	7	-
Amortisation of tangible assets	3	30	23	33	29	13	(1)	130	3
Amortisation of intangible assets	1	1	2	3	2	1	(1)	9	2
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	-	-	-	-	-	(1)
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	1
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**48**	**106**	**104**	**158**	**124**	**121**	**(2)**	**659**	**8**
Gold produced - oz (000) [3]	**39**	**69**	**114**	**165**	**108**	**115**	**-**	**609**	**-**
Total cash costs per unit - $/oz[4]	**1,088**	**1,044**	**678**	**711**	**851**	**922**	**-**	**831**	**-**
Total production costs per unit - $/oz[4]	**1,218**	**1,530**	**913**	**956**	**1,161**	**1,047**	**-**	**1,084**	**-**

For the six months ended 30 June 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
All-in sustaining costs											
Cost of sales per financial statements	-	**102**	**151**	**169**	-	-	-	**26**	**199**	**1**	**648**
Amortisation of tangible and intangible assets	-	(12)	(8)	(16)	-	-	-	-	(34)	(1)	(71)
Adjusted for decommissioning amortisation	-	-	-	2	-	-	-	-	1	-	3
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	1	1
Associates and equity accounted joint ventures' share of costs[2]	55	-	-	-	23	49	14	-	-	-	141
Sustaining exploration and study costs	-	-	-	1	-	-	-	-	-	-	1
Total sustaining capital expenditure	2	7	29	18	5	3	-	1	65	-	130
All-in sustaining costs	**57**	**97**	**172**	**174**	**28**	**52**	**14**	**27**	**231**	**-**	**853**
Adjusted for non-controlling interests and non -gold producing companies[1]	-	-	-	(26)	-	-	-	-	-	-	(26)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**57**	**97**	**172**	**148**	**28**	**52**	**14**	**27**	**231**	**-**	**827**
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(2)	(7)	-	(9)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**57**	**97**	**172**	**148**	**28**	**52**	**14**	**25**	**224**	**-**	**818**
All-in sustaining costs	**57**	**97**	**172**	**174**	**28**	**52**	**14**	**27**	**231**	**-**	**853**
Non-sustaining Project capex	96	-	23	-	-	-	-	-	-	-	119
Non-sustaining exploration and study costs	1	-	-	3	-	-	-	-	-	-	4
All-in costs	**154**	**97**	**195**	**177**	**28**	**52**	**14**	**27**	**231**	**-**	**976**
Adjusted for non-controlling interests and non -gold producing companies[1]	-	-	-	(27)	-	-	-	-	-	(0)	(27)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**154**	**97**	**195**	**150**	**28**	**52**	**14**	**27**	**231**	**(0)**	**949**
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(2)	(7)	-	(9)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**154**	**97**	**195**	**150**	**28**	**52**	**14**	**25**	**224**	**(0)**	**940**
Gold sold - oz (000)[3]	**89**	**103**	**118**	**158**	**20**	**43**	**6**	**34**	**232**	**-**	**802**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**644**	**943**	**1,470**	**937**	**1,384**	**1,210**	**2,389**	**719**	**967**	**-**	**1,020**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,733**	**943**	**1,666**	**955**	**1,384**	**1,210**	**2,389**	**719**	**967**	**-**	**1,173**

For the six months ended 30 June 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa Other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
Total cash costs											
Total cash costs per financial statements	-	75	141	139	-	-	-	25	140	-	520
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	(21)	-	-	-	-	-	-	(21)
Associates and equity accounted joint ventures' share of total cash costs[2]	57	-	-	-	22	47	11	-	-	(1)	136
Total cash costs adjusted for non-controlling interests and non-gold producing companies	57	75	141	118	22	47	11	25	140	(1)	635
Retrenchment costs	-	-	-	-	-	-	-	-	1	-	1
Rehabilitation and other non-cash costs	-	2	3	5	-	-	-	-	4	-	14
Amortisation of tangible assets	-	12	8	16	-	-	-	-	34	(1)	69
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	2	2
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	(3)	-	-	-	-	-	-	(3)
Associates and equity accounted joint ventures' share of total cash costs[2]	31	-	-	-	4	13	3	-	-	-	51
Total cash costs adjusted for non-controlling interests and non-gold producing companies	88	89	152	136	26	60	14	25	179	-	769
Gold produced - oz (000) [3]	92	92	117	150	20	43	6	33	216	-	769
Total cash costs per unit - $/oz[4]	618	815	1,202	788	1,118	1,094	1,856	752	650	-	827
Total production costs per unit - $/oz[4]	960	969	1,294	902	1,322	1,401	2,358	756	827	-	1,001

For the six months ended 30 June 2014

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	UNITED STATES OF AMERICA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
All-in sustaining costs										
Cost of sales per financial statements	**179**	**134**	**10**	**323**	**102**	**107**	**169**	**76**	**1**	**455**
Amortisation of tangible and intangible assets	(20)	(47)	(2)	(69)	(1)	(16)	(51)	(21)	-	(89)
Adjusted for decommissioning amortisation	-	2	-	2	-	-	-	-	-	-
Sustaining exploration and study costs	-	1	3	4	1	1	4	1	5	12
Total sustaining capital expenditure	19	32	-	51	11	21	48	16	-	96
All-in sustaining costs	**178**	**122**	**11**	**311**	**113**	**113**	**170**	**72**	**6**	**474**
Adjusted for non-controlling interests and non -gold producing companies[1]	-	-	-	-	-	(8)	-	-	(7)	(15)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**178**	**122**	**11**	**311**	**113**	**105**	**170**	**72**	**(1)**	**459**
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**178**	**122**	**11**	**311**	**113**	**105**	**170**	**72**	**(1)**	**459**
All-in sustaining costs	**178**	**122**	**11**	**311**	**113**	**113**	**170**	**72**	**6**	**474**
Non-sustaining Project capex	-	-	-	-	71	-	-	-	-	71
Non-sustaining exploration and study costs	-	-	4	4	-	-	1	-	32	33
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	6	1	-	7
All-in costs	**178**	**122**	**15**	**315**	**184**	**113**	**177**	**73**	**38**	**585**
Adjusted for non-controlling interests and non -gold producing companies[1]	-	-	-	-	-	(9)	-	-	-	(9)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**178**	**122**	**15**	**315**	**184**	**104**	**177**	**73**	**38**	**576**
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**178**	**122**	**15**	**315**	**184**	**104**	**177**	**73**	**38**	**576**
Gold sold - oz (000)[3]	**140**	**176**	**-**	**316**	**100**	**121**	**185**	**65**	**-**	**471**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**1,272**	**691**	**-**	**985**	**1,124**	**863**	**924**	**1,116**	**-**	**977**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,272**	**691**	**-**	**996**	**1,835**	**864**	**962**	**1,127**	**-**	**1,226**

For the six months ended 30 June 2014

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

| | AUSTRALIA | | | TOTAL AUSTRALIA | UNITED STATES OF AMERICA | ARGENTINA | BRAZIL | | Americas other | TOTAL AMERICAS |
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
Total cash costs										
Total cash costs per financial statements	156	88	9	253	113	86	121	52	-	372
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	(33)	(6)	-	-	-	(39)
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	156	88	9	253	80	80	121	52	-	333
Retrenchment costs	-	-	-	-	-	-	1	-	-	1
Rehabilitation and other non-cash costs	1	5	-	6	11	3	(2)	-	1	13
Amortisation of tangible assets	20	47	2	69	-	16	48	21	(1)	84
Amortisation of intangible assets	-	-	-	-	1	-	3	-	-	4
Adjusted for non-controlling interests, non-gold producing companies[1]		-	-	-	10	(1)	-	-	(1)	8
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	177	140	11	328	102	98	171	73	(1)	443
Gold produced - oz (000) [3]	133	177	-	310	101	121	182	62	-	465
Total cash costs per unit - $/oz[4]	1,179	496	-	815	796 [6]	664	667	838	-	716
Total production costs per unit - $/oz[4]	1,340	787	-	1,058	1,009	813	938	1,185	-	953

For the six months ended 30 June 2013

Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Mponeng	Tau Tona	Surface operations	South Africa other	Total South Africa (Operations)	Corporate
All-in sustaining costs									
Cost of sales per financial statements	**52**	**107**	**125**	**170**	**136**	**105**	**1**	**696**	**5**
Amortisation of tangible and intangible assets	(4)	(23)	(36)	(43)	(24)	2	(1)	(129)	(3)
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	1	1	-
Corporate administration and marketing related to current operations	-	-	-	-	-	-	3	3	102
Associates and equity accounted joint ventures' share of costs[2]	-	-	-	-	-	-	-	-	2
Total sustaining capital expenditure	6	28	43	43	29	5	-	154	5
All-in sustaining costs	**54**	**112**	**132**	**170**	**141**	**112**	**4**	**725**	**111**
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**54**	**112**	**132**	**170**	**141**	**112**	**4**	**725**	**111**
Adjusted for stockpile write-offs	-	-	-	-	-	-	(1)	(1)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**54**	**112**	**132**	**170**	**141**	**112**	**3**	**724**	**111**
All-in sustaining costs	**54**	**112**	**132**	**170**	**141**	**112**	**4**	**725**	**111**
Non-sustaining Project capex	-	-	26	40	1	3	-	70	-
Technology improvements	-	-	-	-	-	-	4	4	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	6
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	12
All-in costs	**54**	**112**	**158**	**210**	**142**	**115**	**8**	**799**	**129**
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**54**	**112**	**158**	**210**	**142**	**115**	**8**	**799**	**129**
Adjusted for stockpile write-offs	-	-	-	-	-	-	(1)	(1)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**54**	**112**	**158**	**210**	**142**	**115**	**7**	**798**	**129**
Gold sold - oz (000)[3]	**44**	**91**	**82**	**169**	**110**	**120**	**-**	**617**	**-**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**1,218**	**1,227**	**1,604**	**1,007**	**1,282**	**922**	**-**	**1,170**	**-**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,218**	**1,231**	**1,923**	**1,242**	**1,287**	**958**	**-**	**1,290**	**-**

[1] *Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.*

[2] *Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.*

[3] *Attributable portion.*

[4] *In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*

[5] *Corporate includes non-gold producing subsidiaries.*

[6] *Total cash costs per ounce calculation includes heap-leach inventory change.*

For the six months ended 30 June 2013

Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Mponeng	TauTona	Surface operations	South Africa other	Total South Africa (Operations)	Corporate[5]
Total cash costs									
Total cash costs per financial statements	**48**	**85**	**88**	**127**	**112**	**106**	**1**	**567**	**1**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	-	-	-	-	(1)
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	(1)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**48**	**85**	**88**	**127**	**112**	**106**	**1**	**567**	**(1)**
Retrenchment costs	1	1	1	1	1	-	-	5	(1)
Rehabilitation and other non-cash costs	-	1	3	4	3	2	-	13	-
Amortisation of tangible assets	4	21	35	41	23	-	(1)	123	3
Amortisation of intangible assets	1	1	1	2	1	-	-	6	-
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	-	-	-	-	-	(2)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**54**	**109**	**128**	**175**	**140**	**108**	**-**	**714**	**(1)**
Gold produced - oz (000) [3]	**45**	**94**	**85**	**173**	**113**	**124**	**-**	**634**	**-**
Total cash costs per unit - $/oz[4]	**1,053**	**901**	**1,045**	**734**	**993**	**854**	**-**	**893**	**-**
Total production costs per unit - $/oz[4]	**1,179**	**1,172**	**1,522**	**1,007**	**1,239**	**858**	**-**	**1,125**	**-**

For the six months ended 30 June 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
All-in sustaining costs											
Cost of sales per financial statements	-	111	231	158	-	-	-	30	149	13	692
Amortisation of tangible and intangible assets	-	(15)	(47)	(13)	-	-	-	(6)	(63)	(4)	(148)
Adjusted for decommissioning amortisation	-	-	-	1	-	-	-	-	-	2	3
Inventory writedown to net realisable value and other stockpile adjustments	-	83	4	-	-	-	-	24	66	-	177
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	6	6
Associates and equity accounted joint ventures' share of costs[2]	3	-	-	-	25	42	22	-	-	(3)	89
Sustaining exploration and study costs	-	2	4	9	-	1	-	1	8	-	25
Total sustaining capital expenditure	-	13	86	13	3	5	-	2	59	1	182
All-in sustaining costs	3	194	278	168	28	48	22	51	219	15	1,026
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	(25)	-	-	-	-	-	(2)	(27)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	3	194	278	143	28	48	22	51	219	13	999
Adjusted for stockpile write-offs	-	(83)	(4)	-	-	-	-	(24)	(66)	-	(177)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	3	111	274	143	28	48	22	27	153	13	822
All-in sustaining costs	3	194	278	168	28	48	22	51	219	15	1,026
Non-sustaining Project capex	185	3	13	2	-	9	1	-	8	26	247
Non-sustaining exploration and study costs	1	-	-	5	-	-	-	-	-	21	27
All-in costs	189	197	291	175	28	57	23	51	227	62	1,300
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	(26)	-	-	-	-	-	(8)	(34)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	189	197	291	149	28	57	23	51	227	54	1,266
Adjusted for stockpile write-offs	-	(83)	(4)	-	-	-	-	(24)	(66)	-	(177)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	189	114	287	149	28	57	23	27	161	54	1,089
Gold sold - oz (000)[3]	-	94	111	131	32	40	15	27	187	-	638
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	-	1,189	2,484	1,098	869	1,183	1,420	1,033	816	-	1,290
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	-	1,225	2,606	1,145	869	1,400	1,515	1,033	857	-	1,708

For the six months ended 30 June 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa Other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
Total cash costs											
Total cash costs per financial statements	-	89	176	135	-	-	-	25	82	-	507
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	(20)	-	-	-	-	-	-	(20)
Associates and equity accounted joint ventures' share of total cash costs[2]	1	-	-	-	24	45	21	-	-	-	91
Total cash costs adjusted for non-controlling interests and non-gold producing companies	1	89	176	115	24	45	21	25	82	-	578
Retrenchment costs	-	-	2	-	-	-	-	-	-	-	2
Rehabilitation and other non-cash costs	-	2	1	-	-	-	-	-	-	5	8
Amortisation of tangible assets	-	15	47	13	-	-	-	6	63	2	146
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	2	2
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	(2)	-	-	-	-	-	-	(2)
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	2	-	2	-	-	-	4
Total cash costs adjusted for non-controlling interests and non-gold producing companies	1	106	226	126	26	45	23	31	145	9	738
Gold produced - oz (000) [3]	-	92	107	124	32	43	15	27	179	-	619
Total cash costs per unit - $/oz[4]	-	973	1,644	924	749	1,049	1,365	936	468	-	932
Total production costs per unit - $/oz[4]	-	1,163	2,135	1,014	797	1,058	1,470	1,150	822	-	1,190

For the six months ended 30 June 2013

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	UNITED STATES OF AMERICA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
All-in sustaining costs										
Cost of sales per financial statements	**182**	**-**	**10**	**192**	**99**	**98**	**189**	**67**	**2**	**455**
Amortisation of tangible and intangible assets	(26)	-	(1)	(27)	(21)	(21)	(59)	(19)	(1)	(121)
Corporate administration and marketing related to current operations	-	-	-	-	8	-	2	-	1	11
Sustaining exploration and study costs	12	2	4	18	2	5	9	4	1	21
Total sustaining capital expenditure	29	12	3	44	5	41	57	16	11	130
All-in sustaining costs	**197**	**14**	**16**	**227**	**93**	**123**	**198**	**68**	**14**	**496**
Adjusted for non-controlling interests and non -gold producing companies[1]	-	-	-	-	-	(9)	-	-	-	(9)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**197**	**14**	**16**	**227**	**93**	**114**	**198**	**68**	**14**	**487**
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**197**	**14**	**16**	**227**	**93**	**114**	**198**	**68**	**14**	**487**
All-in sustaining costs	**197**	**14**	**16**	**227**	**93**	**123**	**198**	**68**	**14**	**496**
Non-sustaining Project capex	-	157	-	157	67	7	3	2	1	80
Non-sustaining exploration and study costs	-	-	4	4	-	-	4	-	62	66
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	4	(4)	-	-
All-in costs	**197**	**171**	**20**	**388**	**160**	**130**	**209**	**66**	**77**	**642**
Adjusted for non-controlling interests and non -gold producing companies[1]	-	-	-	-	-	(10)	-	-	-	(10)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**197**	**171**	**20**	**388**	**160**	**120**	**209**	**66**	**77**	**632**
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**197**	**171**	**20**	**388**	**160**	**120**	**209**	**66**	**77**	**632**
Gold sold - oz (000)[3]	**108**	**-**	**-**	**108**	**115**	**116**	**175**	**71**	**-**	**477**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**1,825**	**-**	**-**	**2,119**	**818**	**990**	**1,131**	**972**	**-**	**1,023**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,825**	**-**	**-**	**3,615**	**1,401**	**1,041**	**1,196**	**949**	**-**	**1,328**

For the six months ended 30 June 2013

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	UNITED STATES OF AMERICA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
Total cash costs										
Total cash costs per financial statements	**162**	**-**	**9**	**171**	**119**	**76**	**129**	**50**	**1**	**375**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	(40)	(6)	-	-	-	(46)
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**162**	**-**	**9**	**171**	**79**	**70**	**129**	**50**	**1**	**329**
Retrenchment costs	-	-	-	-	-	-	1	-	1	2
Rehabilitation and other non-cash costs	(2)	-	-	(2)	3	3	(2)	-	1	5
Amortisation of tangible assets	26	-	1	27	21	21	59	19	-	120
Amortisation of intangible assets	-	-	-	-	-	-	1	-	-	1
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	-	(4)	(2)	-	-	-	(6)
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**186**	**-**	**10**	**196**	**99**	**92**	**188**	**69**	**3**	**451**
Gold produced - oz (000) [3]	**111**	**-**	**-**	**111**	**115**	**117**	**168**	**69**	**-**	**469**
Total cash costs per unit - $/oz[4]	**1,459**	**-**	**-**	**1,541**	**687** [6]	**600**	**765**	**728**	**-**	**701**
Total production costs per unit - $/oz[4]	**1,671**	**-**	**-**	**1,764**	**858**	**797**	**1,113**	**1,004**	**-**	**957**



Administrative information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN:	ZAE000043485
JSE:	ANG
LSE: (Shares)	AGD
LES : (Dis)	AGD
NYSE:	AU
ASX:	AGG
GhSE: (Shares)	AGA
GhSE: (GhDS)	AAD

JSE Sponsor: UBS (South Africa) (Pty) Ltd

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
Telephone: +44 20 7796 8644
Fax: +44 20 7796 8645
E-mail: jane.kirton@corpserv.co.uk

Directors
Executive
RN Duffy^ (Chief Financial Officer)
S Venkatakrishnan*§ (Chief Executive Officer)

Non-Executive
SM Pityana^ (Chairman)
R Gasant^
DL Hogdson^
NP January-Bardill^
MJ Kirkwood*
Prof LW Nkuhlu^
R J Ruston~

* British	^ South African
~ Australian	§ Indian

Officers
Group General Counsel and
Company Secretary: Ms M E Sanz Perez

Investor Relations Contacts
South Africa
Stewart Bailey
Telephone: +27 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@AngloGoldAshanti.com

Fundisa Mgidi
Telephone: +27 637 6763
Mobile: +27 82 374 8820
E-mail: fmgidi@AngloGoldAshanti.com

United States
Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@AngloGoldAshantiNA.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: (SA only) 0861 100 950
Fax: +27 11 688 5218
Website : queries@computershare.co.za

United Kingdom
Shares
Jersey
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone: +44 870 889 3177
Fax: +44 (0) 870 873 5851
Depositary Interests
Computershare Investor Services PLC
The Pavillions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone: +44 (0) 870 702 0000
Fax: +44 (0) 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: (Australia only) 1300 55 2949
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR Depositary
BNY Mellon
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA)
or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner

Global BuyDIRECT^SM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 11, 2014

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance